    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1997.



                                                      REGISTRATION NO. 333-36593

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                                GREY WOLF, INC.
                         (FORMERLY DI INDUSTRIES, INC.)
             (Exact name of registrant as specified in its charter)

                       TEXAS                                            74-2144774
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)

                        10370 RICHMOND AVENUE, SUITE 600
                           HOUSTON, TEXAS 77042-4136
                                 (713) 435-6100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                T. SCOTT O'KEEFE
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        10370 RICHMOND AVENUE, SUITE 600
                           HOUSTON, TEXAS 77042-4136
                                 (713) 435-6100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                 NICK D. NICHOLAS                                   SETH R. MOLAY, P.C.
              PORTER & HEDGES, L.L.P.                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
             700 LOUISIANA, 35TH FLOOR                        1700 PACIFIC AVENUE, SUITE 4100
               HOUSTON, TEXAS 77002                                 DALLAS, TEXAS 75201
                  (713) 226-0600                                      (214) 969-2800

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED OCTOBER 6, 1997


                               25,000,000 Shares

                                GREY WOLF, INC.

             [GREY WOLF LOGO]     Common Stock
                                ($.10 par value)
                               ------------------
  Of the 25,000,000 shares (the "Shares") of common stock, par value $.10 per share ("Common Stock"), of Grey Wolf, Inc. (formerly DI Industries, Inc.) being offered hereby (the "Offering"), 12,500,000 shares are being sold by Grey Wolf, Inc. ("Grey Wolf" or the "Company") and 12,500,000 shares are being sold by the
   Selling Shareholders named under "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of Shares by the
                             Selling Shareholders.

  The Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "GW." On October 3, 1997, the last reported sale price of the Common Stock on the AMEX was $8.875 per share. See "Price Range of Common Stock and
                               Dividend Policy."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
  AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS" BEGINNING ON PAGE 10 HEREIN. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            UNDERWRITING                           PROCEEDS TO
                                           PRICE TO         DISCOUNTS AND       PROCEEDS TO          SELLING
                                            PUBLIC           COMMISSIONS        COMPANY(1)        SHAREHOLDERS
                                       -----------------  -----------------  -----------------  -----------------
Per Share............................          $                  $                  $                  $
Total(2).............................          $                  $                  $                  $


(1) Before deducting expenses payable by the Company estimated at $          .


(2) The Company and the Selling Shareholders have granted the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 1,875,000 additional shares from the Company and 1,875,000 shares from the Selling Shareholders to cover over-allotments of Shares. If the options are exercised in full, the total
    Price to Public will be $     , Underwriting Discounts and Commissions will
    be $          , Proceeds to Company will be $          and Proceeds to
    Selling Shareholders will be $          .

     The Shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Shares will be ready
for delivery on or about             , 1997, against payment in immediately
available funds.

CREDIT SUISSE FIRST BOSTON
            BT ALEX. BROWN
                      DONALDSON, LUFKIN & JENRETTE
                           SECURITIES CORPORATION
                                       HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                                 INCORPORATED

                                                   JOHNSON RICE & COMPANY L.L.C.
                      Prospectus dated             , 1997

    [GRAPHICS INCLUDE A MAP SHOWING THE GEOGRAPHIC EXTENT OF THE COMPANY'S MARKET AREAS. THE MARKET AREAS DEPICTED ARE: THE ARK-LA-TEX (NORTHEAST TEXAS, SOUTHERN ARKANSAS AND NORTHERN LOUISIANA); SOUTH TEXAS; GULF COAST (SOUTHEAST TEXAS AND SOUTHERN LOUISIANA) AND VENEZUELA.]


    [GRAPHICS INCLUDE A BAR CHART SHOWING THE GROWTH RATE IN THE COMPANY'S DOMESTIC RIG FLEET ON A MONTHLY BASIS, FROM 45 MARKETED RIGS AND 27 RIGS IN INVENTORY IN JANUARY 1997 TO 100 MARKETED RIGS AND 27 RIGS IN INVENTORY IN SEPTEMBER 1997. AN ADJACENT TABLE SHOWS THE COMPANY'S CURRENT RIG FLEET AS
FOLLOWS: ARK-LA-TEX REGION 21; SOUTH TEXAS REGION 29; GULF COAST REGION 34; VENEZUELA 6; OTHER DOMESTIC 16; INVENTORY 27; AND 133 RIGS IN TOTAL.]



    [A SECOND BAR CHART DEPICTS THE GROWTH IN AVERAGE DAY RATES RECEIVED BY THE COMPANY IN ITS THREE CORE DOMESTIC MARKETS, THE ARK-LA-TEX, GULF COAST AND SOUTH TEXAS MARKETS. THE GRAPH SHOWS GENERALLY RISING AVERAGE DAY RATES OVER THE EIGHT MONTH PERIOD FROM $5,596 IN JANUARY TO $7,732 IN AUGUST 1997.]



     The areas depicted on this map are referred to in this Prospectus as the Company's Ark-La-Tex, South Texas, Gulf Coast and Venezuela markets.


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus and incorporated herein by reference, and by the consolidated financial statements, including the notes thereto, incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes there will be no exercise of the Underwriters' over-allotment options. Unless the context indicates otherwise, references in this Prospectus to "Grey Wolf" or the "Company" mean Grey Wolf, Inc. and its subsidiaries and predecessors. In September 1997, the Company changed its corporate name from DI Industries, Inc. to Grey Wolf, Inc. Unless otherwise indicated the information contained herein gives effect to the acquisition of substantially all of the operating assets of Justiss Drilling Company (the "Justiss Acquisition"), which is described herein.

                                  THE COMPANY

     The Company is a leading provider of contract land drilling services in the U.S. with a domestic fleet of 127 rigs. In addition to its domestic operations, the Company operates a fleet of six rigs in Venezuela, giving the Company a total of 133 rigs, 106 of which are currently marketed. The Company believes it has the largest fleet of drilling rigs in its Gulf Coast and South Texas markets and the second largest fleet in its Ark-La-Tex market. The Company has an inventory of 27 non-marketed rigs that it intends to refurbish and reactivate during the remainder of 1997 and 1998 to meet demand for quality drilling assets in its core domestic markets or internationally.

     The Company focuses on its three core domestic drilling markets as it believes these markets have historically maintained higher utilization rates and day rates than other domestic markets. Internationally, the Company concentrates its efforts in Venezuela, where the Company intends to increase its market presence and is currently bidding on a number of potential drilling projects.

BUSINESS STRATEGY

     In April 1996, the Company initiated a reorganization of its operations that consisted of replacing substantially all of the senior management and the members of the Board of Directors of the Company and implementing a new business strategy. This business strategy seeks to achieve increased cash flow and earnings through:

          (1) focusing on core markets and establishing leading positions in these markets;

          (2) refurbishing and reactivating inventoried rigs to satisfy increases in demand;

          (3) acquiring land drilling businesses and assets to capitalize on anticipated improvements in the industry and

          (4) attracting and retaining qualified personnel to support the Company's increased level of operations.

     Focus on Core Markets. The Company believes it currently has the leading market position in its Gulf Coast and South Texas markets, and the second leading market position in its Ark-La-Tex market. By focusing on its core markets and establishing leading positions in these markets, the Company is able to achieve economies of scale and provide an infrastructure to acquire, refurbish and reactivate rigs in these markets in a cost-effective manner.


     Refurbishment and Reactivation of Inventoried Rigs. Since the beginning of the fourth quarter of 1996, the Company has refurbished and reactivated 13 rigs and an additional 13 rigs are planned for refurbishment and reactivation during the remainder of 1997, nine of which are currently being refurbished. The Company estimates that the 13 rigs it plans to refurbish during the remainder of 1997 can be reactivated for service at an average cost of approximately $1.7 million per rig, including the cost of new drill pipe, which is well below the current cost of construction for new drilling rigs with comparable capabilities. The remaining 14 rigs in the Company's inventory are planned for refurbishment and reactivation during 1998.

     Acquisitions. The Company has aggressively implemented its new business strategy by acquiring 90 land drilling rigs in 12 transactions since August 1996. Five of these acquisitions were of companies with long operating histories in the Company's Ark-La-Tex, Gulf Coast and South Texas markets. The other acquisitions have provided the Company with additional inventory of drilling rigs suited for refurbishment and reactivation in the Company's core domestic markets or internationally. The following table summarizes the Company's acquisitions since August 1996:

                                                              NUMBER OF RIGS ACQUIRED
                                                            AND STATUS UPON ACQUISITION
                                                         ----------------------------------
          DATE                   TRANSACTION             MARKETED     INVENTORIED     TOTAL
          ----                   -----------             --------     -----------     -----
Pending                   Justiss Acquisition               12            --           12
                          Kaiser-Francis Rig
August 1997               Purchase                          --             6            6
June 1997                 GWDC Acquisition                  18            --           18
January 1997              Flournoy Acquisition              13            --           13
December 1996             Diamond M Acquisition             10            --           10
October 1996              Mesa Acquisition                   3             3            6
August 1996               RTO/LRAC Acquisition              --            18           18
Various                   Additional Rig Purchases           1             6            7
                                                            --            --           --
                                                            57            33           90
                                                            ==            ==           ==

     Attracting and Retaining Qualified Personnel. The Company believes that its executive management and operating personnel are among the most experienced and highly skilled professionals in the contract drilling industry. Thomas P. Richards, the Company's President and CEO, has 31 years of contract drilling industry experience and the Company's four Senior Vice Presidents have an average of 23 years of related experience. Many of the Company's operating personnel joined the Company in connection with acquisitions completed since August 1996, bringing to the Company additional customer relationships and operating experience in their markets. The Company's ability to retain these employees and attract additional quality employees has allowed the Company to expand its operations and customer base significantly while ensuring quality service to its customers.

RIG FLEET

     The Company has assembled a fleet of quality drilling rigs to meet the needs of its customers in each of the markets it serves. The following table sets forth certain information with respect to the drilling rigs owned by the Company after giving pro forma effect to the Justiss Acquisition:

                                                       DIESEL
                      DIVISION                        ELECTRIC      MECHANICAL      TOTAL
                      --------                        --------      ----------      -----
Ark-La-Tex(1)(2)....................................      9             17            26
South Texas(1)......................................     10             22            32
Gulf Coast(1)(2)....................................     16             10            26
Venezuela...........................................     --              6             6
Indrillers..........................................      1              9            10
Eastern.............................................     --              6             6
Inventory...........................................     22              5            27
                                                         --             --           ---
                                                         58             75           133
                                                         ==             ==           ===

---------------

(1) One of the Company's core domestic markets.

(2) Includes Justiss Acquisition.

INDUSTRY OVERVIEW


     The domestic land drilling industry is undergoing a period of rapid consolidation. The Company believes that from January 1, 1996 through September 30, 1997 there have been at least 34 completed or pending transactions involving the acquisition of a combined total of approximately 466 rigs, the majority of which were acquired by six land rig companies including the Company. Recent and pending transactions by the Company accounted for 12 of these transactions involving the acquisition of 90 rigs, of which 57 were actively marketed at the time of acquisition and 33 were inventoried for later refurbishment.


     Industry sources estimate that the supply of domestic land drilling rigs available for work in the U.S. has declined from over 5,000 rigs in 1982 to 1,400 rigs currently. The Company believes the demand for land drilling rigs in the Company's core markets has increased over the past 12 months principally due to improved oil and gas drilling and production economics resulting from increased use of 3-D seismic, directional drilling and enhanced recovery techniques. For the first six months of 1997, industry sources estimate that the average active domestic land rig count was 750 as compared to 652 for the full year 1996, and 626 for the first six months of 1996. The Company's utilization rates in its three core domestic markets averaged over 96% for the first six months of 1997. By increasing the size of its rig fleet through acquisitions and refurbishments, the Company has increased its market share in its three core domestic markets during a period of rapidly rising demand and day rates for land drilling rigs in those key markets. The Company's larger fleet of marketable rigs, higher rig utilization rates and increasing day rates have significantly improved the Company's financial performance since the third quarter of 1996.

RECENT AND PENDING ACQUISITIONS

     The Company has entered into a series of transactions since August 1996 that have significantly increased the size of its rig fleet, refocused its operations, established its market position with the largest or second largest rig fleet in its core domestic markets and positioned the Company to benefit from anticipated increases in demand in the land drilling industry. The most significant acquisition transactions are:


     - The Justiss Acquisition. On September 15, 1997, the Company entered into a definitive agreement to acquire substantially all of the operating assets of the Justiss Drilling Company, a division of Justiss Oil Company, Inc. The assets to be acquired include a fleet of 12 operating drilling rigs and related equipment which are currently operating in the Company's Ark-La-Tex and Gulf Coast markets. The Company will purchase the assets for $36.1 million in cash and will offer employment to the approximately 300 rig-based employees of Justiss Drilling Company. The closing of the Justiss Acquisition is subject to the satisfaction of certain conditions to closing. Accordingly, there can be no assurance that such acquisition will be completed.


     - Kaiser-Francis Rig Purchase. In August 1997, the Company acquired six drilling rigs and related drilling equipment from Kaiser-Francis Oil Company for a cash purchase price of $25.4 million (the "Kaiser-Francis Rig Purchase"). Five of the six rigs are currently held in inventory for refurbishment and one is currently being refurbished.

     - GWDC Acquisition. In June 1997, the Company acquired Grey Wolf Drilling Company ("GWDC") which owned a fleet of 18 operating drilling rigs and related assets located in the Company's Gulf Coast market (the "GWDC Acquisition"). The consideration for the GWDC Acquisition consisted of $61.6 million in cash and 14.0 million shares of Common Stock. The GWDC Acquisition established the Company's presence in its Gulf Coast market and provided the Company with additional infrastructure to facilitate reactivation of its rigs held in inventory.

     - Flournoy Acquisition. In January 1997, the Company acquired the operating assets of Flournoy Drilling Company, which included 13 operating land drilling rigs and other assets located in the Company's South Texas market, in exchange for 12.4 million shares of Common Stock and $800,000 in cash (the "Flournoy Acquisition"). As a result of the Flournoy Acquisition, the Company believes it is currently the largest land drilling contractor in its South Texas market.

     - Diamond M Acquisition. In December 1996, the Company acquired the assets of Diamond M Onshore, Inc. for $26.0 million in cash (the "Diamond M Acquisition"). The assets consisted of ten operating land drilling rigs and other related assets located in South Texas.

     - Mesa Acquisition. In October 1996, the Company acquired six diesel electric SCR drilling rigs, three of which were operating, from Mesa Drilling, Inc. ("Mesa") in exchange for 5.5 million shares of Common Stock (the "Mesa Acquisition"). The Mesa Acquisition established the Company's presence in South Texas.

     - RTO/LRAC Acquisition. In August 1996, the Company acquired 18 land drilling rigs in exchange for 39.4 million shares of Common Stock (the "RTO/LRAC Acquisition"). These 18 rigs provided the Company with a supply of additional rigs suitable for refurbishment and reactivation.

     In addition to these transactions, the Company completed five additional acquisitions during the second and third quarters of 1997 that added a total of seven drilling rigs to the Company's fleet, one of which was operating and six of which were added to the Company's inventory of rigs held for refurbishment (the "Additional Rig Purchases"). See "Business-Recent and Pending Acquisitions."

                          RECENT OPERATING PERFORMANCE


     The Company's preliminary estimate of third quarter 1997 results reflect revenues and EBITDA (as defined herein) of approximately $62 million and $15 million, respectively. These results are preliminary estimates and are subject to review and final audit for the year ended December 31, 1997. If audit adjustments are necessary, audited results could differ materially from preliminary estimates. For the third quarter of 1997, the Company maintained a utilization rate of 84% for its marketed rigs. The Company's third quarter results include the results from the 18 rigs acquired in the GWDC Acquisition and an additional seven rigs that have been refurbished and reactivated in its core markets. The estimated average revenues per day for the third quarter of 1997 were $8,800. See "Forward Looking Statements."


                                  THE OFFERING

Shares of Common Stock Offered by the
Company.................................     12,500,000

Shares of Common Stock Offered by
Selling Shareholders....................     12,500,000

Shares of Common Stock to be Outstanding
after the Offering......................     164,335,391(1)


Use of Proceeds.........................     The net proceeds of the Offering
                                             will be used: (i) to fund the
                                             purchase price for the Justiss
                                             Acquisition or, if the acquisition
                                             is completed before closing of the
                                             Offering, to repay outstanding
                                             indebtedness under the Company's
                                             revolving line of credit incurred
                                             to finance the Justiss Acquisition;
                                             (ii) for capital expenditures for
                                             the refurbishment of rigs and (iii)
                                             for general corporate purposes,
                                             which may include future
                                             acquisitions.


American Stock Exchange Symbol..........     GW
---------------


(1) Based on shares outstanding at September 30, 1997. Does not include: (i) 5,557,400 shares issuable upon exercise of stock options outstanding; (ii) 489,600 shares issuable upon exercise of outstanding warrants; (iii) 244,800 shares issuable upon conversion of Series A Preferred Stock and (iv) the number of shares, if any, that may be contingently issuable in connection with the Flournoy Acquisition in the event of a significant decline in the price of the Common Stock. See "Shares Available for Future Sale."

                      SUMMARY FINANCIAL AND OPERATING DATA


     The following summary financial data, except for the Other Financial Data and the Drilling Rig Activity Data, for the years ended and as of December 31, 1996 and 1995 have been derived from the audited consolidated financial statements of the Company. This data should be read in conjunction with such consolidated financial statements and the notes thereto which are incorporated by reference in this Prospectus. The following summary financial data for the six-month periods ended June 30, 1997 and 1996 and as of June 30, 1997 have been derived from the unaudited consolidated financial statements of the Company which are incorporated by reference in this Prospectus, and which include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the six-month period ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The pro forma data in the table should be read in conjunction with the unaudited pro forma consolidated financial data and the notes thereto included elsewhere in this Prospectus. The pro forma financial data does not purport to represent what the Company's financial condition or results of operations actually would have been had the Transactions (as defined in Unaudited Pro Forma Financial Data) in fact occurred on the assumed dates or to project the Company's financial condition or results of operations for any future period or date. See "Unaudited Pro Forma Consolidated Financial Data."

                                   SIX MONTHS ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                                --------------------------------   -----------------------------------
                                                  HISTORICAL                           HISTORICAL
                                PRO FORMA(1)   -----------------   PRO FORMA(2)   --------------------
                                    1997        1997      1996         1996         1996        1995
                                ------------   -------   -------   ------------   --------    --------
                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND DRILLING RIG ACTIVITY
                                                                DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues....................    $119,201     $76,046   $39,285     $218,840     $ 81,767    $ 94,709
  Drilling operations costs...      96,635      62,132    38,318      192,885       80,388      93,825
  Depreciation and
     amortization.............      13,376       5,180     2,221       28,649        4,689       4,832
  General and
     administrative...........       4,248       3,369     1,795        7,659        4,274       3,555
  Provision for asset
     impairment(3)............          --          --        --           --           --       5,290
  Non-recurring charges(4)....          --          --       602        6,131        6,131          --
                                  --------     -------   -------     --------     --------    --------
  Operating income (loss).....       4,942       5,365    (3,651)     (16,484)(8)  (13,715)(8)  (12,793)
  Interest expense(5).........       8,078       1,535       466       16,159        1,220       1,472
  Other income, net...........       1,484         880     3,150        1,719        4,058       1,590
                                  --------     -------   -------     --------     --------    --------
  Income (loss) from
     continuing operations....      (1,652)      4,710      (967)     (30,924)     (10,877)    (12,675)
  Loss from discontinued
     operations(6)............          --          --        --           --           --        (772)
                                  --------     -------   -------     --------     --------    --------
  Income (loss) before income
     taxes....................      (1,652)      4,710      (967)     (30,924)     (10,877)    (13,447)
  Income taxes................          --       1,356        --          845          845          --
                                  --------     -------   -------     --------     --------    --------
  Net income (loss)...........    $ (1,652)    $ 3,354   $  (967)    $(31,769)    $(11,722)   $(13,447)
                                  ========     =======   =======     ========     ========    ========
  Net income (loss) applicable
     to common shares.........    $ (1,892)    $ 3,114   $(1,267)    $(31,782)    $(12,137)   $(13,447)
                                  ========     =======   =======     ========     ========    ========
  Net income (loss) per common
     share....................    $   (.01)    $   .02   $  (.03)    $   (.19)    $   (.18)   $   (.35)
                                  ========     =======   =======     ========     ========    ========
  Weighted average common and
     common equivalent shares
     outstanding..............     164,040     135,756    38,682      163,969       67,495      38,669
                                  ========     =======   =======     ========     ========    ========
OTHER FINANCIAL DATA (UNAUDITED):
  EBITDA(7)...................    $ 18,318     $10,545   $  (828)    $ 18,296(8)  $ (2,895)(8) $(2,671)

                                      SIX MONTHS ENDED JUNE 30,         YEAR ENDED DECEMBER 31,
                                    ------------------------------   ------------------------------
                                                     HISTORICAL                       HISTORICAL
                                    PRO FORMA(1)   ---------------   PRO FORMA(2)   ---------------
                                        1997        1997     1996        1996        1996     1995
                                    ------------   ------   ------   ------------   ------   ------
DRILLING RIG ACTIVITY DATA (UNAUDITED)(9):
  Average utilization rate of
     drilling rigs available for
     service......................         77%         74%      63%         81%         63%      66%
  Average revenues per day(10)....     $8,018      $8,473   $7,459      $8,296      $7,610   $7,739
  Drilling rigs available for
     service -- end of period.....        101          88       49          96          52       58
  Inventoried drilling rigs -- end
     of period....................         32          26        7          35          25       22

                                                                            HISTORICAL
                                                                 --------------------------------
                                                PRO FORMA(11)                    DECEMBER 31,
                                                  JUNE 30,       JUNE 30,     -------------------
                                                    1997           1997         1996       1995
                                                -------------    ---------    --------    -------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.............................    $ 87,417       $ 56,817     $  6,195    $ 7,503
  Property and equipment, net.................     372,542        308,642       88,476     25,910
  Total assets................................     513,581        419,081      117,819     57,783
  Long-term debt net of current maturities....     176,211        176,211       26,846     11,146
  Series A preferred stock -- mandatory
     redeemable...............................         305            305          764        900
  Shareholders' equity........................     240,985        146,485       64,646     19,694

------------------------------------


  (1) Gives effect to (i) the Offering and application of the net proceeds therefrom to repay all amounts outstanding under the Bank Credit Facility (as defined herein) assumed to be borrowed to consummate the Justiss Acquisition, (ii) the issuance of the Senior Notes (as defined herein) and application of the net proceeds therefrom to consummate the GWDC Acquisition and repay all amounts then outstanding under the Bank Credit Facility and (iii) the consummation of the Flournoy Acquisition and the GWDC Acquisition as if such acquisitions had occurred as of January 1, 1996 for the pro forma statement of operations data, other financial data and drilling rig activity data. The Kaiser-Francis Rig Purchase and the Additional Rig Purchases have no pro forma effect on statement of operations data because the rigs had no material operations or costs for the period presented.



  (2) Gives effect to (i) the Offering and the application of the net proceeds therefrom to repay all amounts outstanding under the Bank Credit Facility assumed to be borrowed to consummate the Justiss Acquisition, (ii) the issuance of the Senior Notes and application of the net proceeds therefrom to consummate the GWDC Acquisition and repay all amounts then outstanding under the Bank Credit Facility and (iii) the consummation of the Transactions as if they had occurred as of January 1, 1996 for the pro forma statement of operations data, other financial data and drilling rig activity data. The Kaiser-Francis Rig Purchase and the Additional Rig Purchases have no pro forma effect on statement of operations data because the rigs had no material operations or costs for the period presented.


  (3) Represents impairment to certain drilling rigs and equipment caused by market indications that the carrying amounts were not recoverable. See note 1 to the Company's consolidated financial statements incorporated by reference in this Prospectus.

  (4) For the six months ended June 30, 1996, represents employment severance costs for the Company's former President and Chief Executive Officer. For the year ended December 31, 1996, primarily represents such employment severance costs and costs to exit the Argentine and Mexican markets. See note 11 to the Company's consolidated financial statements incorporated by reference in this Prospectus.

  (5) Pro forma interest expense reflects the Senior Notes bearing interest at an annual rate of 8 7/8%, but does not give effect to interest earned on proceeds of the Senior Notes offering prior to application thereof.

  (6) To account for the discontinued operations of DI Energy, Inc. effective April 1, 1995.

  (7) EBITDA (operating income (loss) before depreciation and amortization, provision for asset impairment and non-recurring charges) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income, as determined in accordance with generally accepted accounting principles ("GAAP"), as an indicator of the Company's operating performance or as an alternative to cash flows (as determined in accordance with GAAP) as a better measure of liquidity.

  (8) Includes $8.1 million of operating losses related to the Company's operations in Argentina and Mexico which have since been discontinued.

  (9) Excludes the Company's workover rigs.

 (10) Represents total contract drilling revenues divided by the total number of rig days worked by the Company's drilling rig fleet operated during the period.

 (11) Pro forma balance sheet data gives effect to the following as if they occurred on June 30, 1997: (i) the Justiss Acquisition; (ii) the Kaiser-Francis Rig Purchase; (iii) the Additional Rig Purchases and (iv) the Offering and application of the net proceeds therefrom to repay all amounts then outstanding under the Bank Credit Facility.

                                  RISK FACTORS

     Prospective investors should carefully evaluate all of the information contained and incorporated by reference in this Prospectus and, in particular, the following before making an investment in the Shares:

DEPENDENCE ON OIL AND GAS INDUSTRY; INDUSTRY CONDITIONS

     The Company's current business and operations are substantially dependent upon conditions in the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. The demand for contract land drilling and related services is directly influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulations, local and international political and economic conditions, including the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and prices, the level of production by non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves. There can be no assurance that current levels of oil and gas exploration expenditures will be maintained or that demand for the Company's services will reflect the level of such expenditures.

HISTORY OF LOSSES FROM OPERATIONS

     Although the Company had net income of $3.4 million for the first six months of 1997, the Company has a history of losses and has not had a profitable full year since 1991. The Company incurred net losses of $11.7 million and $13.4 million for the years ended December 31, 1996 and 1995, respectively, and $2.2 million for nine months ended December 31, 1994. The calendar year 1996 loss includes non-recurring charges of $6.1 million while the 1995 loss includes a provision for asset impairment of $5.3 million. Profitability in the future will depend upon many factors, but largely upon utilization rates and day rates for the Company's drilling rigs. There can be no assurance that current utilization rates and day rates will not decline or that the Company will not experience losses.

DEPENDENCE ON KEY PERSONNEL; NEW BUSINESS STRATEGY

     Since April 1996, the Company has hired a majority of its current senior management team. In addition, in August 1996, the shareholders of the Company elected a Board of Directors comprised of five members, all but one of whom were elected for the first time. In connection with the Flournoy Acquisition, another new member was added to the Company's Board of Directors effective January 31, 1997 and two additional new members were added to the Company's Board of Directors in connection with the GWDC Acquisition in June 1997. The Company believes that its operations are dependent upon a small group of relatively new management personnel, the loss of any one of whom could have a material adverse effect on the Company's financial condition and results of operations. Material changes in the Company's management and business strategy have only recently occurred. The Company is therefore unable to predict the effect of these changes on the Company's financial condition and results of operations. The Company's ability to meet its substantially increased debt service and principal payments will depend, in part, on the success of the Company's new business strategy. There can be no assurance these material changes in the Company's management and business strategy will result in the improvement of the Company's financial condition and results of operations.

COMPETITION

     The land drilling industry is a highly competitive and cyclical business characterized by high capital and maintenance costs. Drilling contracts are usually awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price and rig availability are the primary factors in determining which contractor is awarded a job. An increasingly important competitive factor in the land drilling industry is the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques as they become available. The land drilling business is also highly fragmented. As a result, even though the Company has the largest or second largest rig fleet in its three core domestic markets, the Company estimates that its market share represents only 15% to 30% of the overall market share in each of these three core markets. Certain of the Company's competitors have greater financial and human resources than the Company, which may enable them to better withstand periods of low rig utilization, to compete more effectively on the basis of price and technology, to build new rigs or acquire existing rigs and to provide rigs more quickly than the Company in periods of high rig utilization. A number of the Company's competitors have also announced plans to refurbish and reactivate rigs from their inventory of stacked rigs. The deployment of these additional rigs to the Company's core markets could further intensify competition based on pricing and rig availability. There can be no assurance that the Company will be able to compete successfully against its competitors in the future or that the level of competition will allow the Company to obtain adequate margins from its drilling services.

RISKS ASSOCIATED WITH TURNKEY DRILLING

     Contract drilling services performed under turnkey drilling contracts have historically represented, and are expected to continue to represent, a significant component of the Company's revenues. Under a turnkey drilling contract, the Company contracts to drill a well to a contract depth under specified conditions for a fixed price. In addition, the Company provides technical expertise and engineering services, as well as most of the equipment required for the well, and is compensated when the contract terms have been satisfied. On a turnkey well, the Company often subcontracts for related services and manages the drilling process. The risks to the Company on a turnkey drilling contract are substantially greater than on a well drilled on a daywork basis because the Company assumes most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including risk of blowout, loss of hole, stuck drill string, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies and personnel. Although the Company has obtained insurance coverage in the past to reduce certain of the risks inherent in turnkey drilling operations, there can be no assurance that such coverage will be obtained or available in the future. The occurrence of an uninsured or under-insured loss could have a material adverse effect on the Company's financial position and results of operations.

OPERATING HAZARDS AND INSURANCE

     The Company's operations are subject to the many hazards inherent in the land drilling business, including blowouts, cratering, fires, explosions, loss of hole, lost or stuck drill strings and damage or loss from adverse weather. These hazards could also cause personal injury and loss of life, substantial damage to the environment, suspension of drilling operations or serious damage to or destruction of the property and equipment involved and damage to producing formations and surrounding areas. The Company maintains insurance coverage against some but not all operating hazards. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters such as personal injury, damage to the Company's rigs, damage to the property of others or damage to the environment. The insurance maintained by the Company is subject to substantial deductibles and provides for premium adjustments based on claims. In view of difficulties that may be encountered in renewing such insurance at reasonable rates, no assurance can be given that the Company will be able to maintain the type and amount of coverage that it considers adequate. The occurrence of a significant event for which the Company is not fully insured could have a material adverse effect on the Company's financial position and results of operations. See "Business -- Insurance."

RISKS OF ACQUISITION STRATEGY

     As a key component of its new business strategy, the Company has pursued and intends to continue to pursue acquisitions of complementary assets and businesses. Certain risks are inherent in an acquisition strategy, such as increasing leverage and debt service requirements and combining disparate company cultures and facilities, which could adversely affect the Company's operating results. The success of any completed acquisition will depend in part on the Company's ability to integrate effectively the acquired business into the Company. The process of integrating such acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's financial and other resources. Possible future acquisitions may be for purchase prices significantly higher than those paid for recent and pending acquisitions. No assurance can be given that the Company will be able to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. The Company's failure to achieve consolidation savings, to incorporate the acquired businesses and assets into its existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Recent and Pending Transactions."

SHORTAGES OF EQUIPMENT, SUPPLIES AND PERSONNEL


     There is a general shortage of drilling equipment and supplies which the Company believes may intensify. The costs and delivery times of equipment and supplies are substantially greater than in prior periods and are currently escalating. Accordingly, in 1996 the Company formed an alliance with a drill pipe manufacturer that enables the Company to take delivery through 1998 of agreed maximum quantities of drill pipe in commonly used diameters at fixed prices plus possible escalations for increases in the manufacturer's cost of raw materials. Due in part to its alliance arrangement, the Company is not currently experiencing any material shortages of, or material price increases in, drill pipe. The Company believes that the alliance may reduce, but not eliminate, its exposure to price increases and supply shortages of drill pipe. The Company and its supplier under the drill pipe alliance have entered into a formal contractual arrangement for the purchase and supply of an average quarterly quantity of 3,750 joints of drill pipe (a total of 15,000 joints) during 1999 at prices based on the supplier's price list as of February 1997 less 5% (the "Drill Pipe Agreement"). If the Company's source of supply through the alliance and the Drill Pipe Agreement becomes unavailable or insufficient for any reason (including by reason of additional rig acquisitions), the Company will likely experience substantial delays in, and material price increases for, obtaining substitute or additional supplies for drill pipe. Additionally, the Company may be subject to shortages and price increases with respect to quantities in excess of, and varieties of drill pipe not covered by, the alliance and the Drill Pipe Agreement. Although the Company has formed similar informal supply alliances with manufacturers and suppliers of other equipment and supplies, and is attempting to establish arrangements to assure adequate availability of certain other necessary equipment and supplies on satisfactory terms, there can be no assurance that it will be able to do so. Shortages by the Company of drilling equipment or supplies could delay and adversely affect its ability to refurbish its inventory rigs and obtain contracts for its marketable rigs, which could have a material adverse effect on its financial condition and results of operations. See "Business -- Equipment and Supplies."


     The demand for, and wage rates of, qualified rig crews have begun to rise in the land drilling industry in response to the increasing number of active rigs in service. Although the Company has not encountered material difficulty in hiring and retaining qualified rig crews, such shortages have in the past occurred in the industry and are again arising as demand for land drilling services increases. The Company may experience shortages of qualified personnel to operate its rigs, which could have a material adverse effect on the Company's financial condition and results of operations.

GOVERNMENTAL REGULATIONS

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous laws and regulations that may relate directly or indirectly to the contract drilling industry. For example, drilling operations are subject to extensive and evolving laws and regulations governing environmental quality, pollution control, remediation of contamination and preservation of natural resources. Such laws and regulations pertain, among other things, to air emissions, waste management, spills and other discharges, wetlands and endangered species protection and cleanup of contamination. The Company's operations are often conducted in or near ecologically sensitive areas, such as wetlands which, are subject to protective measures. The handling of waste materials, some of which are classified as hazardous substances is a routine part of the Company's operations. Consequently, the regulations applicable to the Company's operations include those with respect to containment, disposal and controlling the discharge of hazardous oilfield waste and other nonhazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The Company may also be exposed to environmental or other liabilities originating from businesses and assets subsequently acquired by the Company. Compliance with such laws and regulations may require significant capital expenditures. Although such compliance costs to date have not had a material effect on the Company, application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. In addition, the modification or judicial interpretations of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, environmental or other reasons could have a material adverse effect on the Company's operations by limiting future contract drilling opportunities.

RISKS OF INTERNATIONAL OPERATIONS

     The Company derives revenues from international operations. The Company's current international operations are conducted only in Venezuela. Risks associated with operating in international markets include foreign exchange restrictions and currency fluctuations, foreign taxation, political instability, foreign and domestic monetary and tax policies, expropriation, nationalization, nullification, modification or renegotiation of contracts, war and civil disturbances or other risks that may limit or disrupt markets. Additionally, the ability of the Company to compete in the international drilling markets may be adversely affected by foreign government regulations that favor or require the awarding of such contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, the Company's foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to the Company. No predictions can be made as to what foreign governmental regulations may be applicable to the Company's operations in the future. The Company is currently marketing six rigs in Venezuela, two of which are under contract. In addition, the Company has budgeted $3.1 million of capital improvements to these rigs in 1997. There can be no assurance that these marketing efforts and capital improvements will improve the Company's operating performance or generate contracts for the Company's rigs in Venezuela. See "Business -- Foreign Operations -- Venezuela Division" for a discussion of certain management, operating and financial reporting deficiencies relating to the Company's operations in Venezuela prior to 1997.

SIGNIFICANT LEVERAGE AND DEBT SERVICE REQUIREMENTS

     On June 27, 1997, the Company issued $175.0 million of 8 7/8% Senior Notes due 2007 in an underwritten public offering (the "Senior Notes"). Additionally, the Company has a $50.0 million amended and restated senior secured revolving credit facility with a syndicate of commercial banks (the "Bank Credit Facility") under which no indebtedness was outstanding at June 30, 1997, due to the repayment of all amounts then outstanding from the net proceeds of the Senior Notes offering. The Company expects, however, to continue to borrow under the Bank Credit Facility and possible future credit arrangements in order to finance possible future acquisitions and for general corporate purposes. The Company intends to borrow up to the $36.1 million cash purchase price for the Justiss Acquisition under the Bank Credit Facility. At June 30, 1997, the Company had approximately $176.8 million in total long-term indebtedness and $146.5 million in shareholders' equity.

     The level of the Company's indebtedness could have several important effects on its future operations, including, among others, (i) its ability to obtain additional financing for working capital, acquisitions, capital expenditures, general corporate and other purposes may be limited, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for other purposes and (iii) the Company's significant leverage could make it more vulnerable to economic downturns in the industry. The Company's ability to meet its debt service obligations and reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to the success of its business strategy, general economic conditions, industry cycles, levels of interest rates, and financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will generate sufficient cash flow from operations to meet debt service requirements and payments of principal, and if the Company is unable to do so, it may be required to sell assets, to refinance all or a portion of its indebtedness, including the Senior Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The indenture under which the Senior Notes were issued (the "Indenture") contains covenants restricting or limiting the ability of the Company and certain of its subsidiaries to, among other things: (i) incur additional indebtedness; (ii) pay dividends or make other restricted payments; (iii) make asset dispositions; (iv) permit liens; (v) enter into sale and leaseback transactions; (vi) enter into certain mergers, acquisitions and consolidations;
(vii) make certain investments; (viii) enter into transactions with related persons and (ix) engage in unrelated lines of business.

     In addition, the loan agreement setting forth the terms of the Bank Credit Facility (the "Bank Credit Agreement") contains certain other and more restrictive covenants than those contained in the Indenture. These covenants may adversely affect the Company's ability to pursue its acquisition and rig refurbishment strategies and limit its flexibility in responding to changing market conditions. The Bank Credit Agreement also requires the Company to maintain specific financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. The Bank Credit Agreement contains default terms that effectively cross default with the Indenture. Accordingly, the breach by the Company or its subsidiaries of the covenants contained in the Indenture likely will result in a default under not only the Indenture but also the Bank Credit Facility, and possibly certain other then outstanding debt obligations of the Company or its subsidiaries. If the indebtedness under the Bank Credit Facility or other indebtedness of the Company or its subsidiaries is in excess of $10.0 million and is not paid when due or is accelerated by the holders thereof, an event of default under the Indenture would occur. In any such case there can be no assurance that the Company's assets would be sufficient to repay in full all of the Company's and its subsidiaries' indebtedness, including the Senior Notes.

QUALIFICATION OF THE GWDC ACQUISITION AS A REORGANIZATION FOR U.S. FEDERAL INCOME TAX PURPOSES

     The GWDC Acquisition is intended to qualify as a tax free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to Common Stock received by GWDC shareholders. A principal condition for such qualification is that the former shareholders of GWDC will satisfy the continuity of proprietary interest standard with respect to Common Stock received in the GWDC Acquisition. Thus, under present Internal Revenue Service ("IRS") guidelines, dispositions of Common Stock by GWDC shareholders during the five years following the GWDC Acquisition could cause the IRS to assert that the GWDC Acquisition does not qualify as a tax free reorganization. The Company has no contractual agreements with GWDC shareholders preventing the disposition of their shares. If the GWDC Acquisition fails to qualify as a tax free reorganization for failure to meet the continuity of interest standard or for any other reason, the receipt of Common Stock will be taxable to the GWDC shareholders at the time of the GWDC Acquisition, and GWDC will be deemed to have sold all of its assets in a taxable exchange triggering a corporate tax liability to GWDC estimated to be in excess of $30.0 million. The Company's wholly-owned subsidiary, Grey Wolf Drilling Company (formerly Drillers, Inc.), as the surviving corporation of the GWDC Acquisition, would be liable for any such corporate tax which, if imposed, would have a material adverse effect on the financial condition of the Company.

SHARES ELIGIBLE FOR FUTURE SALE


     In addition to the shares of Common Stock to be sold by the Selling Shareholders, approximately 44.4% of the outstanding Common Stock is available for resale by selling shareholders under an effective shelf registration statement (the "Resale Shelf") under the Securities Act of 1933, as amended (the "Securities Act"). Approximately 16.4% of the outstanding Common Stock is not covered by the Resale Shelf, but is available for resale under Rules 144 and 145 under the Securities Act and is covered, to a substantial extent, by currently unexercised registration rights. An additional 5,557,400 shares are issuable upon exercise of options and 489,600 shares are issuable upon the exercise of warrants. Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of the Common Stock. See "Shares Available for Future Sale."


SIGNIFICANT CUSTOMER

     During the six months ended June 30, 1997, the largest customer for the Company's contract drilling services accounted for approximately 17% of total revenues. While the Company does not currently expect any material reduction in the number of its rigs operating for such customer, and believes that it could successfully remarket any rigs engaged in drilling operations on behalf of such customer that might be discontinued, there can be no assurance that such customer or any of the Company's other principal customers will continue to employ the Company's services or that the loss of any of such customers or adverse developments affecting any of such customers would not have a material adverse effect on the Company's financial condition and results of operations.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts so included in this Prospectus that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future, including, without limitation: estimated revenues, EBITDA and rig utilization rates for the third quarter of 1997; statements regarding the Company's business strategy, plans and objectives; statements expressing beliefs and expectations regarding future rig utilization rates, day rates and other events and conditions that may influence the land rig drilling market and the Company's performance in the future; statements concerning future rig refurbishment plans, including the anticipated level of capital expenditures for, and the nature and scheduling of, rig refurbishment; statements regarding future redeployment of the Company's rigs to different markets and trends in the land drilling business and other such matters are forward-looking statements. Such statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this Prospectus are also subject to a number of material risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's expectations are discussed herein under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and that actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are estimated to be $94.5 million, after deducting underwriting discounts, commissions and fees and expenses of the Offering payable by the Company. The Company intends to use the net proceeds of the Offering as follows: (i) up to $36.1 million to pay the purchase price and related transaction costs of the Justiss Acquisition or, if the Justiss Acquisition closes prior to the completion of the Offering, to repay indebtedness outstanding under the Bank Credit Facility incurred to finance such costs, (ii) approximately $43.0 million for planned refurbishment of rigs and
(iii) the remainder for general corporate purposes, which may include future acquisitions. As of September 30, 1997, the Company had no indebtedness outstanding under the Bank Credit Facility. If the Justiss Acquisition closes prior to the completion of the Offering, the Company expects to borrow up to $36.1 million under the Bank Credit Facility to pay the cash purchase price for the assets proposed to be acquired and related transaction costs. If there had been $36.1 million of indebtedness outstanding under the Bank Credit Facility at September 30, 1997, the weighted average interest rate on such amount would have been 8.2% per annum. The Bank Credit Facility matures on April 30, 2000. Interest under the Bank Credit Facility accrues at variable rates with respect to each advance under the facility based on one of two interest rate options available to the Company. The actual amount to be expended for rig refurbishments will depend on a number of factors, including market conditions, management's assessment of existing and anticipated demand and day rates for land drilling rigs in the Company's domestic and Venezuelan markets and the Company's success in bidding for drilling contracts. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Certain Credit Arrangements."

                                 CAPITALIZATION

     The historical data presented below sets forth the cash and cash equivalents, short-term debt and capitalization of the Company as of June 30, 1997. The pro forma data gives effect to acquisitions occurring subsequent to June 30, 1997 and financing related thereto, and the pro forma as adjusted data gives effect to the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference herein and the pro forma consolidated financial data and the notes thereto included elsewhere in this Prospectus.

                                                                  JUNE 30, 1997
                                                       ------------------------------------
                                                                                 PRO FORMA
                                                       HISTORICAL   PRO FORMA   AS ADJUSTED
                                                       ----------   ---------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents............................   $ 54,294    $ 26,494     $ 84,894
                                                        ========    ========     ========
Current maturities of long-term debt.................   $    582    $    582     $    582
Long-term debt, net of current maturities:
  Bank Credit Facility(1)............................         --      36,100           --
  8 7/8% Senior Notes due 2007(2)....................    174,139     174,139      174,139
  Other..............................................      2,072       2,072        2,072
                                                        --------    --------     --------
          Total long-term debt, net of current
            maturities...............................    176,211     212,311      176,211
Series A preferred stock -- mandatory redeemable.....        305         305          305
Shareholders' equity:
  Common stock, $.10 par value per share.............     15,154      15,154       16,404
  Additional paid-in capital.........................    175,136     175,136      268,386
  Cumulative translation adjustments.................       (404)       (404)        (404)
  Accumulated deficit................................    (43,401)    (43,401)     (43,401)
                                                        --------    --------     --------
          Total shareholders' equity.................    146,485     146,485      240,985
                                                        --------    --------     --------
          Total capitalization.......................   $323,583    $359,683     $418,083
                                                        ========    ========     ========

------------------------------------


(1) If the Justiss Acquisition is completed prior to the closing of the Offering, it is expected that the Company will borrow up to $36.1 million under the Bank Credit Facility to fund the purchase price and that such indebtedness will be repaid from the net proceeds from the Offering. If the Justiss Acquisition is completed after closing of the Offering, it is anticipated that the purchase price for the acquisition will be paid from the net proceeds of the Offering.


(2) Issued to the public at approximately 99.5% of face value.

                                    DILUTION

     The pro forma net tangible book value of the Company as of June 30, 1997 (adjusted to reflect the Justiss Acquisition, the Kaiser-Francis Rig Purchase and the Additional Rig Purchases as if they had occurred on June 30, 1997) was $146.5 million or approximately $.96 per share of Common Stock. Net tangible book value per share represents the amount of the Company's total assets, less its total liabilities and intangible assets, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 12.5 million shares of Common Stock in the Offering (at an assumed offering price of $8.00 per share) and the application of the estimated net proceeds therefrom to repay the Bank Credit Facility, the pro forma net tangible book value of the Company at June 30, 1997 would have been $241.0 million or $1.47 per share. This represents an immediate increase in the pro forma net tangible book value of $.51 per share to the Company's existing shareholders and an immediate dilution in the pro forma net tangible book value of $6.53 per share to new investors purchasing Shares in the Offering. The following table illustrates the dilution to new investors purchasing Shares in the Offering:

Assumed offering price(1)...................................               $8.00
  Pro forma net tangible book value per share at June 30,
     1997...................................................    $.96
  Increase per share attributable to sales of Shares by the
     Company in the Offering................................     .51
                                                                ----
Pro forma net tangible book value per share after the
  Offering..................................................               $1.47
                                                                           -----
Dilution in pro forma net tangible book value per share to
  new investors.............................................               $6.53
                                                                           =====

------------------------------------

(1) Assumes a per share offering price of $8.00, before deducting underwriting commissions and discounts and estimated offering expenses payable by the Company.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed and traded on the AMEX under the symbol "GW." During the periods below prior to September 19, 1997, the Company's corporate name was DI Industries, Inc. and the Common Stock was listed on the AMEX under the Symbol "DRL." The following table sets forth the high and low closing prices of the Common Stock on the AMEX for the periods indicated:


                                                               HIGH        LOW
                                                              -------    -------
1995
  First Quarter.............................................  $0.9375    $0.6250
  Second Quarter............................................   1.0000     0.6875
  Third Quarter.............................................   0.8125     0.6250
  Fourth Quarter............................................   0.8750     0.6250
1996
  First Quarter.............................................  $0.6875    $0.4375
  Second Quarter............................................   1.8750     0.6875
  Third Quarter.............................................   1.8750     1.1250
  Fourth Quarter............................................   3.0000     1.5000
1997
  First Quarter.............................................  $3.5000    $2.4375
  Second Quarter............................................   4.4375     2.4375
  Third Quarter.............................................   7.9375     4.3125
  Fourth Quarter (through October 3, 1997)..................   8.8750     8.0000



     On October 1, 1997, there were 745 holders of record of Common Stock. The closing price of the Common Stock on the AMEX on October 3, 1997 was $8.875.


     The Company has never declared or paid cash dividends on its Common Stock and does not expect to pay cash dividends in 1997 or for the foreseeable future. The Company anticipates that all cash flow generated from operations in the foreseeable future will be retained and used to develop or expand the Company's business and reduce outstanding indebtedness. Any future payment of cash dividends will depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

     The terms of the Company's Bank Credit Facility prohibit the payment of dividends without the prior written consent of the banks and the terms of the Indenture under which the Senior Notes are issued also restrict the Company's ability to pay dividends under certain conditions.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


     The following unaudited pro forma consolidated balance sheet as of June 30, 1997 includes the historical consolidated balance sheet of the Company as of June 30, 1997 and gives effect to the following as if they occurred as of June 30, 1997: (i) the Justiss Acquisition; (ii) the Kaiser-Francis Rig Purchase;
(iii) the Additional Rig Purchases and (iv) the application of the estimated net proceeds from the Offering (after deducting underwriting discounts and commissions and estimated expenses of the Offering) to repay amounts outstanding under the Bank Credit Facility that are assumed to be borrowed to fund the cash purchase price of the Justiss Acquisition. The following unaudited pro forma consolidated statements of operations for the six months ended June 30, 1997 include the historical results of the Company for the six months ended June 30, 1997 and give effect to the Justiss Acquisition, the Flournoy Acquisition, the issuance of the Senior Notes, the GWDC Acquisition and the Offering as if they occurred on January 1, 1996. The following unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 include the historical results of the Company for the year ended December 31, 1996 and give effect to each of the above transactions and the sale of the Company's workover division (the "Western Sale"), the RTO/LRAC Acquisition, the Mesa Acquisition, and the Diamond M Acquisition (collectively the "Transactions") all which occurred before December 31, 1996, as if they occurred on January 1, 1996. The Kaiser-Francis Rig Purchase and the Additional Rig Purchases had no material historical operations or costs during the periods presented and have not been presented. The basis of presentation and the pro forma adjustments are described in the accompanying notes.


     The following unaudited pro forma consolidated statements of operations are not necessarily indicative of the actual results of operations that would have been reported if the events described above had occurred on the dates noted above nor do they purport to indicate the results of the Company's future operations. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions, mergers and sale of assets. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made.

     The unaudited pro forma consolidated financial information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference herein.

                                GREY WOLF, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1997
                                 (IN THOUSANDS)


                                            ASSETS
                                                                         PRO FORMA
                                                        HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                        ----------      -----------      ---------
Current assets:
  Cash and cash equivalents...........................   $ 54,294        $(27,800)(a)    $ 84,894
                                                                           94,500(c)
                                                                          (36,100)(d)
  Accounts receivable, net of allowance...............     42,813                          42,813
  Rig inventory and supplies..........................        428                             428
  Assets held for sale................................        542                             542
  Prepaids and other current assets...................      5,867                           5,867
                                                         --------        --------        --------
          Total current assets........................    103,944          30,600         134,544
                                                         --------        --------        --------
Property and equipment:
  Land, buildings and improvements....................      5,844                           5,844
  Drilling and well service equipment.................    317,740          27,800(a)      381,640
                                                                           36,100(b)
  Furniture and fixtures..............................      1,407                           1,407
  Accumulated depreciation and amortization...........    (16,349)                        (16,349)
                                                         --------        --------        --------
          Net property and equipment..................    308,642          63,900         372,542
                                                         --------        --------        --------
Other noncurrent assets...............................      6,495                           6,495
                                                         --------        --------        --------
                                                         $419,081        $ 94,500        $513,581
                                                         ========        ========        ========

                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt................   $    582        $               $    582
  Accounts payable -- trade...........................     23,614                          23,614
  Accrued workers' compensation.......................      3,693                           3,693
  Payroll and related employee costs..................      5,285                           5,285
  Customer advances...................................        935                             935
  Taxes payable.......................................      1,045                           1,045
  Other accrued liabilities...........................     11,973                          11,973
                                                         --------        --------        --------
          Total current liabilities...................     47,127                          47,127
                                                         --------        --------        --------
8 7/8% Senior Notes...................................    174,139                         174,139
Long-term debt net of current maturities..............      2,072          36,100(b)        2,072
                                                                          (36,100)(d)
Other long-term liabilities and minority interest.....      3,598                           3,598
Deferred income taxes.................................     45,355                          45,355
Series A preferred stock-mandatory redeemable.........        305                             305
Shareholders' equity:
  Common stock, $.10 par value per share..............     15,154           1,250(c)       16,404
  Additional paid-in capital..........................    175,136          93,250(c)      268,386
  Cumulative translation adjustments..................       (404)                           (404)
  Accumulated deficit.................................    (43,401)                        (43,401)
                                                         --------        --------        --------
          Total shareholders' equity..................    146,485          94,500         240,985
                                                         --------        --------        --------
                                                         $419,081        $ 94,500        $513,581
                                                         ========        ========        ========

   See accompanying notes to unaudited pro forma consolidated financial data.

                                GREY WOLF, INC.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 HISTORICAL
                              -------------------------------------------------
                                         FLOURNOY        GWDC         JUSTISS      PRO FORMA
                              COMPANY   ACQUISITION   ACQUISITION   ACQUISITION   ADJUSTMENTS        PRO FORMA
                              -------   -----------   -----------   -----------   -----------        ---------
Revenues:
  Contract drilling.........  $76,046     $3,871        $29,001       $10,283                        $119,201
Costs and expenses:
  Drilling operations.......   62,132      3,098         22,203         7,890       $ 1,312(e)         96,635
  Depreciation and
     amortization...........    5,180        138          1,321           903         5,834(f)         13,376
  General and
     administrative.........    3,369        250          2,121           573        (2,065)(e)(g)      4,248
                              -------     ------        -------       -------       -------          --------
          Total costs and
            expenses........   70,681      3,486         25,645         9,366         5,081           114,259
                              -------     ------        -------       -------       -------          --------
Operating income (loss).....    5,365        385          3,356           917        (5,081)            4,942
                              -------     ------        -------       -------       -------          --------
Other income (expense):
  Interest income...........      188         --             20            --                             208
  Gain on sale of assets....      354         --            576            --                             930
  Interest expense..........   (1,535)        (7)           (65)           --        (6,471)(h)        (8,078)
  Minority interest &
     other..................      338         --              8            --                             346
                              -------     ------        -------       -------       -------          --------
          Other income
            (expense),
            net.............     (655)        (7)           539            --        (6,471)           (6,594)
                              -------     ------        -------       -------       -------          --------
Income (loss) before income
  taxes.....................    4,710        378          3,895           917       (11,552)           (1,652)
Income taxes................    1,356         --          1,574            --        (2,930)(i)            --
                              -------     ------        -------       -------       -------          --------
Net income (loss)...........    3,354        378          2,321           917        (8,622)           (1,652)
Series A preferred stock
  redemption premium........     (240)        --             --            --                            (240)
                              -------     ------        -------       -------       -------          --------
Net income (loss) applicable
  to common shares..........    3,114     $  378        $ 2,321       $   917       $(8,622)         $ (1,892)
                              =======     ======        =======       =======       =======          ========
Net income (loss) per common
  share.....................  $   .02                                                                $   (.01)
                              =======                                                                ========
Weighted average common and
  common equivalent shares
  outstanding...............  135,756                                                                 164,040
                              =======                                                                ========

   See accompanying notes to unaudited pro forma consolidated financial data.

                                GREY WOLF, INC.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                PRO FORMA ADJUSTMENTS                           HISTORICAL
                                  HISTORICAL   ------------------------    -----------------------------------------------------
                                  ----------   WESTERN       RTO/LRAC         MESA        DIAMOND M     FLOURNOY        GWDC
                                   COMPANY       SALE       ACQUISITION    ACQUISITION   ACQUISITION   ACQUISITION   ACQUISITION
                                  ----------   --------     -----------    -----------   -----------   -----------   -----------
Revenues:
  Contract drilling.............   $ 81,767     $(3,206)(j)      $ --        $4,693         $22,675      $42,850       $56,537
Costs and expenses:
  Drilling operations...........     80,388     (3,029)(j)         84(k)      3,428          19,405       33,970        44,735
  Depreciation and
    amortization................      4,689       (117)(j)         --            --             759        1,655         2,163
  General and administrative....      4,274       (254)(j)         --            --             476        2,994         4,036
  Non-recurring charges.........      6,131         --             --            --              --           --            --
                                   --------     -------          ----        ------         -------      -------       -------
        Total costs and
          expenses..............     95,482     (3,400)            84         3,428          20,640       38,619        50,934
                                   --------     -------          ----        ------         -------      -------       -------
Operating income (loss).........    (13,715)       194            (84)        1,265           2,035        4,231         5,603
                                   --------     -------          ----        ------         -------      -------       -------
Other income (expense):
  Interest income...............        505         --             --            --              --           --             2
  Interest expense..............     (1,220)         4(j)          --            --              --          (87)         (394)
  Gain (loss) on sale of
    assets......................      3,078     (2,775)(j)         --            --              --           --           368
  Minority interest and other...        475         --             --            --              --           --            66
                                   --------     -------          ----        ------         -------      -------       -------
        Other income (expense),
          net...................      2,838     (2,771)            --            --              --          (87)           42
                                   --------     -------          ----        ------         -------      -------       -------
Income (loss) before income
  taxes.........................    (10,877)    (2,577)           (84)        1,265           2,035        4,144         5,645
Income taxes....................        845         --             --            --              --           --         2,265
                                   --------     -------          ----        ------         -------      -------       -------
Net income (loss)...............    (11,722)    (2,577)           (84)        1,265           2,035        4,144         3,380
Series A preferred stock
  redemption premium............        (13)        --             --            --              --           --            --
Series B preferred stock
  subscription dividend
  requirement...................       (402)        --            402(l)         --              --           --            --
                                   --------     -------          ----        ------         -------      -------       -------
Net income (loss) applicable to
  common shares.................   $(12,137)    $(2,577)         $318        $1,265         $ 2,035      $ 4,144       $ 3,380
                                   ========     =======          ====        ======         =======      =======       =======
Net income (loss) per common
  share.........................   $   (.18)
                                   ========
Weighted average common and
  common equivalent shares
  outstanding...................     67,495
                                   ========

                                  HISTORICAL
                                  -----------
                                    JUSTISS      PRO FORMA        PRO
                                  ACQUISITION   ADJUSTMENTS      FORMA
                                  -----------   -----------     --------
Revenues:
  Contract drilling.............    $13,524                     $218,840
Costs and expenses:
  Drilling operations...........     11,280      $  2,624(e)     192,885
  Depreciation and
    amortization................      1,598        17,902(f)      28,649
  General and administrative....        700        (4,567)(e)(g)    7,659
  Non-recurring charges.........         --                        6,131
                                    -------      --------       --------
        Total costs and
          expenses..............     13,578        15,959        235,324
                                    -------      --------       --------
Operating income (loss).........        (54)      (15,959)       (16,484)
                                    -------      --------       --------
Other income (expense):
  Interest income...............         --                          507
  Interest expense..............         --       (14,462)(h)    (16,159)
  Gain (loss) on sale of
    assets......................         --                          671
  Minority interest and other...         --                          541
                                    -------      --------       --------
        Other income (expense),
          net...................         --       (14,462)       (14,440)
                                    -------      --------       --------
Income (loss) before income
  taxes.........................        (54)      (30,421)       (30,924)
Income taxes....................         --        (2,265)(i)        845
                                    -------      --------       --------
Net income (loss)...............        (54)      (28,156)       (31,769)
Series A preferred stock
  redemption premium............         --                          (13)
Series B preferred stock
  subscription dividend
  requirement...................         --                           --
                                    -------      --------       --------
Net income (loss) applicable to
  common shares.................    $   (54)     $(28,156)      $(31,782)
                                    =======      ========       ========
Net income (loss) per common
  share.........................                                $   (.19)
                                                                ========
Weighted average common and
  common equivalent shares
  outstanding...................                                 163,969
                                                                ========

   See accompanying notes to unaudited pro forma consolidated financial data.

                                GREY WOLF, INC.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

(1) Basis of Presentation

     The following sets forth the assumptions used in preparing the Company's unaudited pro forma consolidated balance sheet as of June 30, 1997 and unaudited pro forma consolidated statements of operations for the six months ended June 30, 1997 and for the year ended December 31, 1996.

     The unaudited pro forma consolidated financial data should be read in conjunction with (i) the consolidated financial statements of the Company as of and for the six months ended June 30, 1997 (unaudited) and for the year ended December 31, 1996 and the notes thereto incorporated by reference herein and
(ii) the financial statements of GWDC as of and for the six months ended April 30, 1997 and for the year ended October 31, 1996 and the notes thereto, incorporated by reference herein. Pro forma financial data are not necessarily indicative of future operations of the Company due to numerous factors, including changes in utilization rates for drilling rigs, changes in the rates received for drilling services and future equipment sales and acquisitions.

(2) Adjustment to the Historical Financial Statements

     The unaudited pro forma consolidated balance sheet data assume the Justiss Acquisition, the Kaiser-Francis Rig Purchase and the Additional Rig Purchases occurred on June 30, 1997. The remaining Transactions occurred prior to June 30, 1997, and are included in the Company's historical balance sheet as of June 30, 1997. The unaudited pro forma consolidated statement of operations data for the six months ended June 30, 1997 assume the Justiss Acquisition, Flournoy Acquisition and the GWDC Acquisition occurred on January 1, 1996 while all the other Transactions are included in historical results for the period. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 1996 assume all of the Transactions occurred on January 1, 1996. The Kaiser-Francis Rig Purchase and the Additional Rig Purchases have no historical operations as the rigs have been stacked and the impact on the pro forma statement of operations is not material and has not been presented.

     The following assumptions and pro forma adjustments have been made with respect to the historical balance sheet of the Company:

          (a) To reflect the Kaiser-Francis Rig Purchase and the July portion of the Additional Rig Purchases for cash.

          (b) To reflect the consummation of the Justiss Acquisition; assumes that the cash purchase price would be funded by borrowings under the Company's Bank Credit Facility.

          (c) To reflect the Offering and the related costs thereof.

          (d) To reflect the payoff of the Bank Credit Facility with proceeds from the Offering.

     The following assumptions and pro forma adjustments have been made to the historical statements of operations of the Company:

          (e) To reclassify $1.3 million for the six months ended June 30, 1997 and approximately $2.6 million for the year ended December 31, 1996 of GWDC's general and administrative expenses to operating costs to conform to the Company's presentation of expenses.

          (f) To reflect the additional depreciation expense for the six months ended June 30, 1997 for the assets acquired in the Flournoy Acquisition ($221,000), the GWDC Acquisition (approximately $4.9 million) and the Justiss Acquisition ($701,000) and the additional depreciation expense for the year ended December 31, 1996 associated with the assets acquired in the Mesa Acquisition ($648,000), the Diamond M Acquisition (approximately $2.7 million), the Flournoy Acquisition (approximately $2.7 million), the GWDC Acquisition (approximately $10.3 million) and the Justiss Acquisition ($1.6 million). Pro forma depreciation was calculated on a straight line basis over twelve years, which is the estimated useful lives of the assets.

          (g) To reflect, for the six months ended June 30, 1997, (i) the elimination of $67,000 of general and administrative expenses of Flournoy Drilling Company ("Flournoy") for the cost of the founder and president of Flournoy and one other employee who did not join the Company, (ii) the reclassification of $1.3 million of general and administrative expenses of GWDC to drilling operations costs (see note (e) above) and the elimination of general and administrative expenses for the cost of the president and other employees of GWDC who did not join the Company ($114,000) and (iii) $573,000 for the elimination of general and administrative expenses of Justiss Drilling Company for the cost of employees and office expenses that will not be absorbed by the Company. To reflect, for the year ended December 31, 1996, (i) the elimination of $217,000 of general and administrative expenses of Diamond M Onshore, Inc. ("Diamond M") allocated by its parent, less the additional general and administrative expenses estimated by the Company for an additional employee; (ii) the elimination of $800,000 of general and administrative expenses of Flournoy for the cost of the founder and president of Flournoy and one other employee who did not join the Company; (iii) the reclassification of approximately $2.6 million of general and administrative expenses of GWDC to drilling operations costs (see note (e) above) and the elimination of general and administrative expenses for the cost of the president and other employees of GWDC who did not join the Company ($226,000) and (iv) $700,000 for the elimination of general and administrative expenses of Justiss Drilling Company for the cost of employees and office expenses that will not be absorbed by the Company.

          (h) To reflect, for the year ended December 31, 1996, (i) the elimination of $87,000 of interest expense on the debt that was repaid by the Company at the closing of the Flournoy Acquisition, (ii) the additional interest expense for the Senior Notes and (iii) the reduction of interest expense associated with the retirement of the Company's outstanding long-term debt under the Bank Credit Facility.

          (i) To eliminate the historical income tax expense of the Company and the income tax expense of GWDC in order to conform to the Company's pro forma income tax position.

          (j) To reflect the sale of the operational assets of the Company's Western Division on the revenues and expenses of the Company.

          (k) To adjust operating expense for the estimated cost to store the rigs acquired in the RTO/LRAC Acquisition.

          (l) To provide for the liquidation of the Series B preferred stock subscription and related dividend requirement in connection with the RTO/LRAC Acquisition. See notes 5 and 7 of the Company's consolidated financial statements incorporated by reference herein.

                            SELECTED FINANCIAL DATA


     The following selected financial data, except for the Other Financial Data and the Drilling Rig Activity Data, for the years ended and as of December 31, 1996 and 1995 and for the nine-months ended December 31, 1994 have been derived from the audited consolidated financial statements of the Company incorporated by reference herein. This data should be read in conjunction with such consolidated financial statements and the notes thereto. The selected financial data for the six-month periods ended June 30, 1997 and 1996, as of June 30, 1997 and for the twelve-month period ended December 31, 1994 have been derived from the unaudited consolidated financial statements of the Company which have been incorporated by reference in this Prospectus, and which include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the six-month period ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year. The selected financial data as of December 31, 1994, and for the years ended and as of June 30, 1994 and 1993 have been derived from audited consolidated financial statements of the Company which are not incorporated by reference herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                             SIX MONTHS
                                               ENDED                     YEAR ENDED              NINE MONTHS       YEAR ENDED
                                              JUNE 30,                  DECEMBER 31,                ENDED           MARCH 31,
                                         ------------------   --------------------------------   DECEMBER 31,   -----------------
                                           1997      1996       1996         1995       1994       1994(1)      1994(1)    1993
                                         --------   -------   --------     --------   --------   ------------   -------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND DRILLING RIG ACTIVITY DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues..............................  $ 76,046   $39,285   $ 81,767     $ 94,709   $ 65,393     $ 50,987     $67,855   $62,242
 Drilling operations costs.............    62,132    38,318     80,388       93,825     62,929       48,988      62,574    57,583
 Depreciation and amortization.........     5,180     2,221      4,689        4,832      3,247        2,377       3,523     3,448
 General and administrative............     3,369     1,795      4,274        3,555      3,007        2,074       2,910     4,498
 Provision for asset impairment(2).....        --        --         --        5,290         --           --          --        --
 Non-recurring charges(3)..............        --       602      6,131           --         --           --          --        --
                                         --------   -------   --------     --------   --------     --------     -------   -------
 Operating income (loss)...............     5,365    (3,651)   (13,715)(6)  (12,793)    (3,790)      (2,452)     (1,152)   (3,287)
 Interest expense......................     1,535       466      1,220        1,472        404          332         257        --
 Other income (expense), net...........       880     3,150      4,058        1,590        637          524          25      (100)
                                         --------   -------   --------     --------   --------     --------     -------   -------
 Income (loss) from continuing
   operations..........................     4,710      (967)   (10,877)     (12,675)    (3,557)      (2,260)     (1,384)   (3,387)
 Income (loss) from discontinued
   operations(4).......................        --        --         --         (772)        55           51      (1,274)       60
                                         --------   -------   --------     --------   --------     --------     -------   -------
 Income (loss) before income taxes.....     4,710      (967)   (10,877)     (13,447)    (3,502)      (2,209)     (2,658)   (3,327)
 Income taxes..........................     1,356        --        845           --         --           --          --       168
                                         --------   -------   --------     --------   --------     --------     -------   -------
 Net income (loss).....................     3,354      (967)   (11,722)     (13,447)    (3,502)      (2,209)     (2,658)   (3,495)
 Series A preferred stock redemption
   premium.............................       240        --         13           --         --           --          --        --
 Series B preferred stock subscription
   dividend............................        --       300        402           --         --           --          --        --
                                         --------   -------   --------     --------   --------     --------     -------   -------
 Net income (loss) applicable to common
   shares..............................  $  3,114   $(1,267)  $(12,137)    $(13,447)  $ (3,502)    $ (2,209)    $(2,658)  $(3,495)
                                         ========   =======   ========     ========   ========     ========     =======   =======
 Income (loss) per share -- continuing
   operations..........................  $    .02   $  (.03)  $   (.18)    $   (.33)  $   (.09)    $   (.06)    $  (.04)  $  (.09)
 Loss per share -- discontinued
   operations(4).......................        --        --         --         (.02)        --           --        (.03)       --
                                         --------   -------   --------     --------   --------     --------     -------   -------
 Net income (loss) per common share....  $    .02   $  (.03)  $   (.18)    $   (.35)  $   (.09)    $   (.06)    $  (.07)  $  (.09)
                                         ========   =======   ========     ========   ========     ========     =======   =======
 Weighted average common and common
   equivalent shares outstanding.......   135,756    38,682     67,495       38,669     38,607       38,641      38,416    38,416
OTHER FINANCIAL DATA (UNAUDITED):
 EBITDA(5).............................  $ 10,545   $  (828)  $ (2,895)(6) $ (2,671)  $   (543)    $    (75)    $ 2,371   $   161
DRILLING RIG ACTIVITY DATA
 (UNAUDITED)(7):
 Average utilization rate of drilling
   rigs available for service..........        74%       63%        63%          66%        51%          58%         51%       48%
 Average revenues per day(8)...........  $  8,473   $ 7,459   $  7,610     $  7,739   $  8,520     $  9,609     $ 9,102   $ 7,746
 Drilling rigs available for
   service -- end of period............        88        49         52           58         57           57          57        46
 Inventoried drilling rigs -- end of
   period..............................        26         7         25           22         13           13          13        14

                                                                             DECEMBER 31,                 MARCH 31,
                                                     JUNE 30,       ------------------------------    ------------------
                                                       1997           1996       1995      1994(1)    1994(1)     1993
                                                   -------------    --------    -------    -------    -------    -------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA(9):
  Working capital................................    $ 56,817       $  6,195    $ 7,503    $12,462    $ 9,053    $ 7,507
  Property and equipment, net....................     308,642         88,476     25,910     30,786     19,797     21,199
  Total assets...................................     419,081        117,819     57,783     62,860     46,524     48,074
  Long-term debt net of current maturities.......     176,211         26,846     11,146     10,224        198        223
  Series A preferred stock -- mandatory
    redeemable...................................         305            764        900      1,900         --         --
  Shareholders' equity...........................     146,485         64,646     19,694     29,141     31,150     33,808

------------------------------------

 (1) During 1994, the Company changed its fiscal year end from March 31 to December 31.

 (2) Represents impairment to certain drilling rigs and equipment caused by market indications that the carrying amounts were not recoverable. See note 1 to the Company's consolidated financial statements incorporated by reference herein.

 (3) For the six months ended June 30, 1996, represents employment severance costs for the Company's former President and Chief Executive Officer. For the year ended December 31, 1996, primarily represents such employment severance costs and costs to exit the Argentine and Mexican markets. See note 11 to the Company's consolidated financial statements incorporated by reference herein.

 (4) To account for the discontinued operations of DI Energy, Inc. effective April 1, 1995.

 (5) EBITDA (operating income (loss) before depreciation and amortization, provision for asset impairment and non-recurring charges) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income, as determined in accordance with GAAP, as an indicator of the Company's operating performance or as an alternative to cash flows (as determined in accordance with GAAP) as a better measure of liquidity.

 (6) Includes $8.1 million of operating losses related to the Company's operations in Argentina and Mexico which have since been discontinued.

 (7) Excludes the Company's workover rigs.

 (8) Represents total contract drilling revenues divided by the total number of rig days worked by the Company's drilling rig fleet operated during the period.

 (9) Except for shareholders' equity, these items have been restated to account for the discontinued operations of DI Energy, Inc. effective April 1, 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto of the Company incorporated by reference herein.

GENERAL


     The Company's operations have been and will continue to be significantly affected by the new management team installed in 1996, the implementation of a new business strategy in April 1996 and the major transactions that have been consummated by the Company since August 1996. The Company believes it has the largest fleet of drilling rigs in its Gulf Coast and South Texas markets and the second largest fleet in its Ark-La-Tex market. Since the implementation of its new business strategy, the Company has acquired 90 drilling rigs and now has the largest or second largest active rig fleet in each of its three core domestic markets, the Ark-La-Tex, South Texas and Gulf Coast markets. The Company's rig fleet now consists of 133 rigs (including the Justiss Acquisition), of which 106 are currently marketed by the Company. Refurbishment and reactivation of the Company's inventory rigs is also a key element of the Company's business strategy. Since the fourth quarter of 1996, the Company has refurbished 13 rigs at a cost of $16.8 million. Of the Company's current inventory of 27 rigs, nine rigs are undergoing refurbishment and the Company presently intends to begin refurbishment of an additional four rigs during the remainder of 1997 and 14 rigs in 1998. The Company estimates total costs for pending and planned refurbishments will total $38.0 million during 1997, of which $21.0 million had been expended at August 31, 1997. The Company estimates that $25.4 million will be expended during 1998 for rig refurbishment. By increasing the size of its rig fleet through acquisitions and refurbishments, the Company has increased its market share in its three core domestic markets during a period of rapidly rising demand and day rates for land drilling rigs in those key markets. The combined effect of the Company's larger fleet of marketable rigs, higher rig utilization rates and increasing day rates has significantly improved the Company's financial performance since the third quarter of 1996 despite increased drilling operations costs, including wages and benefits, and debt service over the same period. Although the Company has not had a profitable full year since 1991, during the first six months of 1997 the Company had net income of $3.4 million (compared to a $967,000 loss during the first six months of 1996) and currently estimates that it will also report net income through the first nine months of 1997.


FINANCIAL CONDITION AND LIQUIDITY

     During the first six months of 1997, the Company funded its activities through a combination of cash generated from operations, borrowings under the Bank Credit Facility, the issuance of Common Stock and the issuance of $175.0 million aggregate principal amount of Senior Notes. On April 30, 1997, the Bank Credit Facility was amended and restated to increase the line of credit to $50.0 million and reduce the interest rate by approximately 0.5% per annum.

     The following table summarizes the Company's financial position as of June 30, 1997 and as of December 31, 1996 and 1995:

                                                      JUNE 30,   DECEMBER 31,   DECEMBER 31,
                                                        1997         1996           1995
                                                      --------   ------------   ------------
                                                                  (IN THOUSANDS)
Working capital.....................................  $ 56,817     $ 6,195        $ 7,503
Property and equipment, net.........................   308,642      88,476         25,910
Other noncurrent assets.............................     6,495       1,132            277
                                                      --------     -------        -------
          Total.....................................  $371,954     $95,803        $33,690
                                                      ========     =======        =======
Long-term debt net of current maturities............  $176,211     $26,846        $11,146
Other long-term liabilities.........................    49,258       4,311          2,850
Shareholders' equity................................   146,485      64,646         19,694
                                                      --------     -------        -------
          Total.....................................  $371,954     $95,803        $33,690
                                                      ========     =======        =======

     The significant changes in the Company's financial position from December 31, 1996 to June 30, 1997, are primarily due to the acquisition of Flournoy, the merger with GWDC and the closing of the $175.0 million Senior Notes offering. See "-- Certain Credit Arrangements -- Senior Notes" and "Business -- Recent and Pending Transactions."

     The Company's cash and cash equivalents increased by $4.3 million for the year ended December 31, 1996 from $1.9 million as of December 31, 1995 to $6.2 million as of December 31, 1996. This increase was primarily the result of $39.4 million provided by financing activities partially offset by $1.4 million used by operating activities and $33.5 million used in investing activities.

  Operating Activities

     During the year ended December 31, 1996, the Company used a net of $1.4 million of cash to fund operating activities. This was the result of $7.3 million of cash used in operations, partially offset by changes in working capital items that provided $5.9 million of cash. Operating cash losses of $8.4 million were generated from the Company's Argentine and Mexican divisions. Cash provided from working capital items primarily included (i) collections of accounts receivable of $3.3 million, (ii) monetization of inventory and assets held for sale totaling $3.0 million and (iii) the receipt of customer advances at the end of 1996 of $2.4 million, which were partially offset by payments of $1.9 million for workers' compensation and $1.2 million of other current liabilities.

     During the first six months of 1997, the Company used a net of $0.9 million of cash to fund operating activities. While the Company generated cash from operations of $8.9 million, working capital requirements increased by $9.8 million due to recent acquisitions. In certain of these acquisitions, the Company purchased drilling rigs and certain other related equipment which required working capital to operate.

  Investing Activities

     During 1996, the Company invested $33.5 million in fixed assets net of asset sales. The major components of these additions were the Diamond M Acquisition for $26.0 million, $2.4 million for rig refurbishments and $5.1 million for other asset additions. Non-cash transactions accounted for an additional $32.8 million in property and equipment additions. The Company completed the RTO/LRAC Acquisition in exchange for approximately 39.4 million shares of Common Stock valued at $25.0 million. In addition, the Company completed the Mesa Acquisition in exchange for approximately 5.5 million shares of Common Stock valued at $7.5 million.

     During the six months ended June 30, 1997, the Company invested $98.6 million in fixed assets, net of asset sales. The cash portion of the price for the GWDC Acquisition, including transaction costs, accounted for $62.0 million and the acquisition of six additional stacked rigs in May and June accounted for $15.8 million. Additionally, $9.4 million was spent on rig refurbishments and $5.5 million was spent to acquire drill pipe and other drilling related equipment. In addition, the acquisition of Flournoy and the merger with GWDC resulted in $40.5 million and $85.8 million, respectively, in non-cash additions to property and equipment.

  Financing Activities

     During 1996, the Company raised $39.4 million from financing activities. The Company borrowed $31.5 million during the year, including $24.0 million borrowed under the Bank Credit Facility for the Diamond M Acquisition. The Company also completed private placements of a total of approximately 41.2 million shares of Common Stock for $29.1 million in cash. The Company made repayments of debt totaling $16.5 million during the year.

     During the first six months of 1997, the Company obtained a net of $147.7 million from financing activities, consisting principally of net proceeds of $169.1 million from the issuance of Senior Notes and borrowings and repayments under the Bank Credit Facility. These borrowings were used to fund the cash portion of the GWDC Acquisition, working capital requirements and capital expenditures discussed above. The Company had cash and cash equivalents of $54.3 million at June 30, 1997.

  Future Activities


     The Company anticipates substantial funding requirements in connection with its rig refurbishment program during the fourth quarter of 1997 and in 1998. The Company currently has nine rigs under refurbishment and will begin refurbishment of an additional four rigs during the remainder of 1997 and 14 rigs in 1998. The Company estimates total costs for pending and planned refurbishment will total $38.0 million during 1997, of which $21.0 million had been expended at August 31, 1997. The Company estimates that $25.4 million will be expended during 1998. These estimates are based on deployment of all 18 rigs to the Company's three core domestic markets at an estimated average refurbishment cost of $1.7 million per rig, including the cost of a new drill string. If the Company instead chooses to refurbish rigs for service in the Venezuelan or other international markets, it is estimated that the average refurbishment cost of such rigs will be $12.0 million per rig, including the cost of a new drill string. Overall estimated capital expenditures for rig refurbishments would be correspondingly increased by the incremental refurbishment cost of rigs destined for international markets.



     The Company believes that the balance of the net proceeds from the Offering remaining after the repayment of the Bank Credit Facility, the cash flow from operations, and to the extent required, further borrowings under the Bank Credit Facility, will be sufficient to fund the Company's refurbishment program and meet its other anticipated capital expenditures for 1997.



     The Company continues to actively review possible acquisition opportunities. While the Company has no agreements to acquire additional businesses or equipment, other than the Justiss Acquisition, suitable opportunities may arise in the future. The timing or success of any acquisition effort and the size of the associated potential capital commitments cannot be predicted at this time. The ability of the Company to consummate any such transaction will be dependent in large part on its ability to fund such transaction. There can be no assurance that adequate funding will be available on terms satisfactory to the Company.

RESULTS OF OPERATIONS

  Comparison of Six Months Ended June 30, 1997 and 1996

                                                SIX MONTHS ENDED                    SIX MONTHS ENDED
                                                  JUNE 30, 1997                       JUNE 30, 1996
                                        ---------------------------------   ---------------------------------
                                         DOMESTIC     FOREIGN                DOMESTIC     FOREIGN
                                        OPERATIONS   OPERATIONS    TOTAL    OPERATIONS   OPERATIONS    TOTAL
                                        ----------   ----------   -------   ----------   ----------   -------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER DAY AVERAGES)
Rig days worked.......................     8,405          570       8,975      2,927        2,340       5,267

Drilling revenues.....................   $71,564       $4,482     $76,046    $22,312      $16,973     $39,285
Operating expenses(1).................    57,690        4,442      62,132     21,869       16,449      38,318
                                         -------       ------     -------    -------      -------     -------
Gross profit (loss)...................   $13,874       $   40     $13,914    $   443      $   524     $   967
                                         =======       ======     =======    =======      =======     =======
Average per rig day worked:
  Drilling revenue....................   $ 8,514       $7,863     $ 8,473    $ 7,623      $ 7,253     $ 7,459
  Operating expenses(1)...............     6,864        7,793       6,923      7,471        7,029       7,275
                                         -------       ------     -------    -------      -------     -------
  Gross profit (loss).................   $ 1,650       $   70     $ 1,550    $   152      $   224     $   184
                                         =======       ======     =======    =======      =======     =======

------------------------------------

(1) Operating expenses exclude depreciation and amortization and general and administrative expenses.

     Revenues increased approximately $36.7 million, or 94%, to $76.0 million for the six months ended June 30, 1997, from $39.3 million for the six months ended June 30, 1996. The increase was due to an increase in revenue from domestic operations of $49.2 million partially offset by a decrease in revenue from foreign operations of $12.5 million. Revenues from domestic operations increased due to an increase in rig days worked of 5,478, and an increase in the average revenue per day of $891. The increase in domestic days worked was a result of an increase in the number of rigs owned and available for service to 64 at June 30, 1997, as compared to 31 at June 30, 1996. The increase in rigs available for service was principally the result of the acquisitions completed in 1996 and the first quarter of 1997 in which the Company added 26 working rigs. In addition, eight rigs refurbished from inventory were placed in service during the fourth quarter of 1996 and the first half of 1997. Rig days worked in domestic operations consisted of 4,902 days worked in the Company's South Texas Division, 2,545 days worked in the Company's Ark-La-Tex Division and 958 days worked in all other domestic divisions of the Company. The Company's Gulf Coast Division was formed upon closing of the GWDC Acquisition on June 27, 1997 and, accordingly, no significant rig days were worked during either period. Revenue from foreign operations decreased due to a decrease in rig days worked of 1,770 partially offset by an increase in average revenue per day of $610. The decrease in days worked was primarily a result of the Company withdrawing from Mexico and Argentina during the fourth quarter of 1996, the decrease in activity in Venezuela due to the expiration of four labor contracts and the relocation of the division office within Venezuela. Increases in domestic and foreign average revenue per day are a result of the overall increase in demand for land drilling rigs.

     Drilling operating expenses increased by approximately $23.8 million, or 62%, to $62.1 million for the six months ended June 30, 1997, as compared to $38.3 million for the six months ended June 30, 1996. The increase was due to a $35.8 million increase in drilling operating expenses from domestic operations partially offset by a decrease of $12.0 million in drilling operating expenses from foreign operations. The increase in domestic drilling operating expenses was a direct result of the number of rigs owned and available for service and the corresponding 5,478 increase in the days worked. In addition, the 1997 period included a non-recurring charge of $0.9 million to transport three rigs from Argentina to the United States. The decrease in drilling operating expenses from foreign operations was due to fewer rigs operating as a result of the Company's withdrawal from Mexico and Argentina and decreased activity in Venezuela as discussed above.

     Depreciation and amortization expenses increased by $3.0 million, or 133%, to $5.2 million for the six months ended June 30, 1997, as compared to $2.2 million for the six months ended June 30, 1996. The increase was primarily due to additional depreciation associated with the acquisition in late 1996 of

13 additional operating rigs, the acquisition of 13 operating rigs in January 1997 and eight rigs refurbished from inventory and placed in service during the fourth quarter of 1996 and the first half of 1997.

     General and administrative expenses increased by $1.6 million, or 88%, to $3.4 million for the six months ended June 30, 1997, from $1.8 million for the same period of 1996 due primarily to (i) higher payroll costs associated with new management and increased corporate staff, (ii) higher professional fees due to the Company's increased activity and (iii) higher insurance expense due to an increase in the number of rigs as well as an increase in employee related insurance coverage.

     During the first half of 1996, the Company incurred $602,000 in non-recurring charges relating to the contractual severance to be paid over a two-year period to the Company's former president and chief executive officer.

     Interest expense increased by $1.1 million, or 229%, to $1.5 million for the six months ended June 30, 1997, as compared to $466,000 for the six months ended June 30, 1996. The increase was due to a $24.7 million increase in the average outstanding debt balance to $37.1 million for the six months ended June 30, 1997 from $12.4 million for the six months ended June 30, 1996.

     Other income net decreased by $2.3 million to $880,000 for the six months ended June 30, 1997, as compared to $3.2 million for the six months ended June 30, 1996. The decrease was primarily due to the gain recognized on the sale of the Company's well servicing division during the second quarter of 1996.

     For the six months ended June 30, 1997, income tax expense was $1.4 million as a result of the Company's profitable operations and the resulting taxable income. The Company had no taxable income for the first half of 1996.

     The Company had net income of $3.4 million for the six months ended June 30, 1997 as compared to a net loss of $1.0 million for the six months ended June 30, 1996.

  Comparison of Years Ended December 31, 1996 and 1995

                                                  YEAR ENDED                           YEAR ENDED
                                              DECEMBER 31, 1996                    DECEMBER 31, 1995
                                      ----------------------------------   ----------------------------------
                                       DOMESTIC     FOREIGN                 DOMESTIC     FOREIGN
                                      OPERATIONS   OPERATIONS    TOTAL     OPERATIONS   OPERATIONS    TOTAL
                                      ----------   ----------   --------   ----------   ----------   --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER DAY AVERAGES)
Rig days worked.....................      7,050        3,694      10,744       6,289        5,405      11,694
Drilling revenues...................   $ 52,495     $ 29,272    $ 81,767    $ 44,797     $ 45,698    $ 90,495
Export sales........................         --           --          --          --        4,214       4,214
Operating expenses(1)...............     49,431       30,957      80,388      40,867       48,277      89,144
Export sales expenses...............         --           --          --          --        4,681       4,681
                                       --------     --------    --------    --------     --------    --------
Gross profit (loss).................   $  3,064     $ (1,685)   $  1,379    $  3,930     $ (3,046)   $    884
                                       ========     ========    ========    ========     ========    ========
Average per rig day worked:
  Drilling revenue..................   $  7,446     $  7,924    $  7,610    $  7,123     $  8,455    $  7,739
  Operating expenses(1).............      7,011        8,380       7,482       6,498        8,932       7,623
                                       --------     --------    --------    --------     --------    --------
  Gross profit (loss)...............   $    435     $   (456)   $    128    $    625     $   (477)   $    116
                                       ========     ========    ========    ========     ========    ========

------------------------------------

(1) Operating expenses exclude depreciation and amortization and general and administrative expenses.

     Revenues decreased approximately $12.9 million, or 13.6%, to $81.8 million for the year ended December 31, 1996 from $94.7 million for the year ended December 31, 1995. This decrease was primarily due to a decrease in revenues from foreign operations of $20.6 million where rig utilization decreased by 1,711 days. Revenues generated in the Mexican and Argentine markets decreased by $17.3 million to $11.3 million for the year ended December 31, 1996, compared to $28.6 million for the year ended December 31, 1995, due to a decline in average revenues per day, lower rig utilization and the Company's ultimate withdrawal from these markets. Revenues generated in Venezuela increased slightly to $18.0 million for the year ended December 31, 1996 from $17.1 million for the year ended December 31, 1995. The increase was due to increases in day rates received because the number of rig days worked decreased by 360 days caused by the non-renewal of several drilling contracts for which the Company was unable to obtain replacement contracts from the same or other customers. The remainder of the decrease in revenues from foreign operations was due to $4.2 million in non-recurring export sales during the year ended December 31, 1995. The decrease in revenues from foreign operations was partially offset by a $7.7 million increase in revenues from domestic operations to $52.5 million for the year ended December 31, 1996, as compared to $44.8 million for the year ended December 31, 1995. Domestic rig utilization improved by 7.0% in 1996, and average revenues per day increased by 5.0%, due to an overall improvement in the domestic contract drilling market.

     Drilling operating expenses decreased by $13.4 million, or 14.3%, to $80.4 million for the year ended December 31, 1996, from $93.8 million for the year ended December 31, 1995. The decrease was due to a $22.0 million decrease in foreign drilling expenses, which was partially offset by a $8.6 million increase in drilling expenses from domestic operations. Drilling expenses associated with the Company's Mexican and Argentine operations decreased by $16.0 million to $15.3 million for the year ended December 31, 1996 from $31.3 million for the year ended December 31, 1995. This decrease was due to the lower utilization in, and the Company's ultimate withdrawal from, those markets. Drilling operating expenses included $1.0 million in mobilization costs to transport the Company's drilling rigs from Mexico to the United States. Drilling expenses in Venezuela decreased by $1.3 million to $15.7 million for the year ended December 31, 1996 from $17.0 million for the year ended December 31, 1995 primarily because of lower rig utilization in 1996. Also contributing to the decrease in operating expenses from foreign operations was $4.7 million in costs related to non-recurring export sales for the year ended December 31, 1995. Drilling expenses from domestic operations increased $8.6 million to $49.4 million for the year ended December 31, 1996, from $40.9 million for the year ended December 31, 1995. This increase was primarily due to increased utilization and, to a lesser extent, increased direct labor costs.

     Depreciation and amortization expenses decreased by $143,000, or 3%, to $4.7 million for the year ended December 31, 1996 from $4.8 million for the year ended December 31, 1995. The decrease in depreciation expense was primarily attributable to the decrease in the depreciable asset base resulting from the $5.3 million impairment provision recorded in the fourth quarter of 1995 as a result of the Company's adoption of SFAS 121, as described below. While the RTO/LRAC Acquisition, which occurred in August 1996, increased the Company's asset base, no depreciation expense will be recorded until the acquired rigs are placed in service. Only one of these rigs was placed in service in late 1996.

     During the year ended December 31, 1996, the Company recorded non-recurring charges of $6.1 million which included $1.1 million in employment severance costs, $4.6 million in costs to exit the Argentine and Mexican markets and approximately $400,000 of other non-recurring charges. The employment severance costs includes $602,000 in contractual severance pay to be paid over a two-year period to the Company's former President and Chief Executive Officer and the transfer to him of certain drilling equipment with a net book value of $535,000 in settlement of a dispute over options to purchase Common Stock. As a result of the Company's desire to redeploy assets to more productive markets, the Company decided in late 1996 to withdraw from both the Argentine and Mexican markets and has recorded estimated exit costs of $1.3 million for Mexico, which primarily consist of the forfeiture of a performance bond and other costs to be incurred to close the office, and exit costs of $800,000 for Argentina, which primarily consist of costs expected to be incurred during the period necessary to exit the market and close the office. Additionally, in 1996, the Company agreed to sell three of the six drilling rigs and certain other assets located in Argentina for $1.5 million. As a result, the Company recorded a write down of rig equipment and other assets of $2.5 million. The remaining Argentine drilling rigs have been returned to the United States where they are expected to be refurbished and returned to service. Mobilization costs will be expensed as incurred in 1997.

     General and administrative expenses increased by $719,000 to $4.3 million for the year ended December 31, 1996, from $3.6 million for the year ended December 31, 1995, due to increased payroll cost associated with the new management members and the increased corporate staff, legal fees associated with unsuccessful litigation to recover amounts the Company believed it was owed and other professional fees.

     Interest expense decreased by $252,000 for the year ended December 31, 1996, primarily as a result of lower average outstanding debt levels during 1996 in the United States and lower outstanding levels on an overdraft facility in Argentina. The consolidated average debt balances during 1996 and 1995 were $13.7 million and $15.0 million, respectively. Interest rates during these periods remained relatively unchanged.

     Other income, net increased $2.5 million to $4.1 million in 1996 from $1.6 million in 1995 primarily as a result of a $2.8 million gain recorded in connection with the sale of its Western Division in the second quarter of 1996.

     The Company's income tax expense of $845,000 in 1996 was solely attributable to Venezuelan income taxes.

     The Company had a net loss of $11.7 million in 1996 as compared to a net loss of $13.4 million in 1995. The Company's net loss in 1995 includes net losses from discontinued operations of $772,000 incurred in connection with the sale of oil and gas properties, for which there was no similar transaction in 1996.

  Comparison of Year Ended December 31, 1995 to Twelve Months Ended December 31, 1994

                                         YEAR ENDED                      TWELVE-MONTH PERIOD ENDED
                                      DECEMBER 31, 1995                    DECEMBER 31, 1994(1)
                             -----------------------------------    -----------------------------------
                              DOMESTIC      FOREIGN                  DOMESTIC      FOREIGN
                             OPERATIONS    OPERATIONS     TOTAL     OPERATIONS    OPERATIONS     TOTAL
                             ----------    ----------    -------    ----------    ----------    -------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER DAY AVERAGES)
Rig days worked............     6,289         5,405       11,694       6,246         1,209        7,455

Drilling revenues..........   $44,797       $45,698      $90,495     $49,530       $13,983      $63,513
Export sales...............        --         4,214        4,214          --         1,880        1,880
Operating expenses(2)......    40,867        48,277       89,144      47,722        13,204       60,926
Export sales expenses......        --         4,681        4,681          --         2,147        2,147
                              -------       -------      -------     -------       -------      -------
Gross profit (loss)........   $ 3,930       $(3,046)     $   884     $ 1,808       $   512      $ 2,320
                              =======       =======      =======     =======       =======      =======
Average per rig day worked:
  Drilling revenue.........   $ 7,123       $ 8,455      $ 7,739     $ 7,930       $11,566      $ 8,520
  Operating expenses(2)....     6,498         8,932        7,623       7,640        10,921        8,173
                              -------       -------      -------     -------       -------      -------
  Gross profit (loss)......   $   625       $  (477)     $   116     $   290       $   645      $   347
                              =======       =======      =======     =======       =======      =======

------------------------------------

(1) Effective December 31, 1994, the Company changed its fiscal year end from March 31 to December 31.

(2) Operating expenses exclude depreciation and amortization and general and administrative expenses.

     Revenues increased $29.3 million, or 44.8%, to $94.7 million for the fiscal year ended December 31, 1995 from $65.4 million for the twelve months ended December 31, 1994. This increase was primarily due to the expansion of the Company's operations in Argentina, Mexico and Venezuela. Revenues from the Company's foreign operations increased by $34.0 million to $49.9 million for the year ended December 31, 1995 from $15.9 million for the twelve months ended December 31, 1994. This increase was due to an increase in rig days worked from 1,209 during 1994 to 5,405 during 1995, partially offset by a decrease in average revenues per day from $11,566 to $8,455. The increase in rig days worked was primarily due to the inclusion of Venezuelan operations for a full twelve months in 1995 as compared to only four months in 1994 as the Venezuelan operating company was acquired effective September 1, 1994. The addition of four rigs to the Argentine market and three rigs to the Mexican market also contributed to the increase in rig days worked. International export revenues for the year ended December 31, 1995 were $4.2 million and resulted from materials sold for export to Costa Rica. The increase in revenue from foreign operations was partially offset by a decrease in revenue from domestic operations of $4.7 million to $44.8 million for the year ended December 31, 1995 from $49.5 million for the twelve months ended December 31, 1994. This decrease was due to an $807 decrease in average revenues per day from $7,930 during 1994 to $7,123 during 1995.

     Drilling operating expenses and export sales expenses increased $30.7 million, or 48.8%, to $93.8 million for the year ended December 31, 1995, from $63.1 million for the twelve months ended December 31, 1994. Operating expenses for the Company's foreign operations increased $37.6 million for the year ended December 31, 1995, as compared to the 1994 twelve month period as a result of the expansion of the Company's Argentine drilling rig fleet and acquisition of the Venezuelan operating company discussed above, the start-up costs on the four rigs added to the Company's Argentine operations and higher than expected repairs, maintenance and rig move costs experienced on all Argentine rigs during 1995. International export operating and other expenses for the year ended December 31, 1995 were $4.7 million, primarily representing costs of materials sold for export to Costa Rica. Domestic operating expenses decreased by $6.9 million for the year ended December 31, 1995 as compared to the twelve months ended December 31, 1994. This decrease in costs from domestic operations of approximately $500,000 was due to a change in the mix of the Company's rig utilization from higher cost markets to lower cost markets and a change in the type of work from a greater percentage of turnkey projects in 1994 to a greater percentage of daywork in 1995.

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for years beginning after December 15, 1995. As the FASB encouraged earlier application, the Company adopted the provisions of SFAS No. 121 during the fourth quarter of 1995. This new accounting standard requires certain assets to be reviewed for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. The Company has provided a non-cash impairment provision of $5.3 million for certain drilling rigs and equipment due to market indications that the carrying amounts were not fully recoverable. Net realizable value was determined based upon appraisal, comparable sale data and management estimates.

     Depreciation and amortization expenses increased $1.7 million, or 54.8%, to $4.8 million for the year ended December 31, 1995, from $3.1 million for the twelve months ended December 31, 1994. This increase was due to the acquisition of drilling equipment for foreign operations.

     General and administrative expenses increased approximately $500,000 to $2.9 million for the year ended December 31, 1995 from $2.4 million for the twelve months ended December 31, 1994 primarily due to the expanded scope of the Company's foreign operations.

     Interest expense increased $1.0 million to $1.4 million for the year ended December 31, 1995 from $425,000 for the twelve months ended December 31, 1994. The increase was due to an increase in borrowings for expansion in foreign markets. The consolidated average debt balances during the year ended December 31, 1995, and the twelve months ended December 31, 1994 were $15.0 million and $7.5 million, respectively. Interest rates during these periods remained relatively unchanged.

     Other income, net increased $1.0 million from $637,000 in 1994 to $1.6 million in 1995, primarily due to a foreign currency gain of $888,000 for the year ended December 31, 1995 attributable to currency exchange transactions associated with the Company's Venezuelan operations.

     The net loss from discontinued operations was $772,000 for the year ended December 31, 1995 as compared to net income of $55,000 for the twelve months ended December 31, 1994. The net loss in 1995 consisted primarily of a non-cash provision resulting from the disposal of the Company's oil and gas properties. On June 7, 1995, the Company entered into an agreement to sell its producing oil and gas properties, effective April 1, 1995, for a cash sales price of $4.2 million, subject to certain adjustments. The sale was closed on August 9, 1995. Proceeds from this transaction were used to pay off the Company's production term note which had an outstanding balance of approximately $1.5 million and to purchase two certificates of deposit totaling approximately $1.4 million as collateral for two letters of credit that were then outstanding under the Company's revolving line of credit, with the remainder of the proceeds, approximately $1.3 million, used for working capital purposes.

     The Company had a net loss of $13.4 million in 1995 as compared to a loss of $3.5 million for the twelve months ended December 31, 1994.

CERTAIN CREDIT ARRANGEMENTS

     The Company's principal credit arrangements (other than customary trade credit and capital leases) consist of the Bank Credit Facility and its recently-issued Senior Notes.

  Bank Credit Facility

     The Bank Credit Facility is a senior secured revolving credit facility from three commercial banks under which the Company and its principal domestic subsidiary, Grey Wolf Drilling Company (formerly Drillers, Inc.) are co-borrowers. The Bank Credit Facility provides the borrowers with the ability to borrow up to $50.0 million from time to time prior to April 30, 2000, subject to the reductions described below, with up to $5.0 million of such amount available for letters of credit. Interest under the Bank Credit Facility accrues at a variable rate, using (at the borrowers' election) either the agent bank's base rate plus a margin ranging from 0.75% to 1.50%, depending upon the Company's debt to EBITDA ratio for the trailing 12 month period, or a rate based on the interbank Eurodollar market plus a margin ranging from 1.75% to 2.50%, depending upon the Company's debt to EBITDA ratio for the trailing 12 month period. Letters of credit accrue a fee of 0.25% per annum. The borrowers pay a commitment fee of 0.5% per annum on the average unused portion of the lenders' commitments. Indebtedness under the Bank Credit Facility is secured by a security interest in substantially all of the Company's and its domestic subsidiaries' assets and by guarantees of certain of its wholly-owned subsidiaries.

     The lenders' commitments will be reduced by the amount of net cash proceeds received by the Company or its subsidiaries from sales of collateral in excess of $1.0 million individually or $2.0 million in the aggregate in any twelve month period. In addition, mandatory prepayments would be required upon (i) the receipt of net proceeds received by the Company or its subsidiaries from the incurrence of certain other debt or sales of debt or equity securities in a public offering or private placement, or (ii) the receipt of net cash proceeds received by the Company or its subsidiaries from asset sales (including proceeds from sales of rigs identified in the credit agreement as equipment held for sales but excluding proceeds from dispositions of inventory in the ordinary course of business, certain licenses of intellectual property and certain inter-company transfers) or the receipt of insurance proceeds on assets of the borrowers, in each case in this clause (ii) to the extent that such proceeds are in excess of $500,000 individually or $1.0 million in the aggregate in any twelve month period. The final maturity date of the Bank Credit Facility is April 30, 2000.

     Among the various covenants that must be satisfied by the Company under the Bank Credit Agreement are the following five financial covenants pursuant to which the Company may not permit: (i) working capital (as defined in the Bank Credit Agreement) to be less than $5.0 million on the last day of any fiscal quarter; (ii) consolidated net worth to be less than the sum of $60.0 million plus (a) 50% of the Company's consolidated net income, if positive, for the period from January 1, 1997, to the final day of the most recent period for which consolidated financial information of the Company is available and (b) 50% of the increase to shareholders' equity of the Company attributable to the issuance of Common Stock; (iii) the ratio of (a) the appraised fair market value of domestic rigs and related equipment to (b) the lenders' commitments to be less than 2 to 1; (iv) the ratio of consolidated debt to total capitalization to exceed 0.6 to 1 and (v) the ratio of consolidated EBITDA to consolidated interest expense for the most recent quarter to be less than 2.5 to 1 through December 31, 1997 and less than 3 to 1 thereafter.

     The Bank Credit Agreement also contains provisions restricting the ability of the Company and its subsidiaries to, among other things, (i) engage in new lines of business unrelated to their current activities, (ii) enter into mergers or consolidations or asset sales or purchases (with specified exceptions), (iii) incur liens or debts or make advances, investments or loans (in each case, with specified exceptions), (iv) pay dividends or redeem stock (except for certain inter-company transfers), (v) prepay or materially amend any other indebtedness and (vi) issue any stock (other than Common Stock).

     Events of default under the Bank Credit Facility include, in addition to non-payment of amounts due, misrepresentation and breach of loan covenants and certain other events of default, (i) default with respect to other indebtedness in excess of $350,000, (ii) judgments in excess of $350,000 and (iii) a change of control

(meaning that (a) the Company ceases to own 100% of its two principal subsidiaries, (b) some person or group (other than persons named in clause (d) below) has either acquired beneficial ownership of 30% or more of the Company or obtained the power to elect a majority of the Company's board of directors, (c) the Company's board of directors ceases to consist of a majority of "continuing directors" (as defined in the Bank Credit Agreement) or (d) Norex Drilling Ltd., Somerset Drilling Associates, L.L.C. ("SDA")and Somerset Capital Partners ("SCP") cease to own or control at least 25% of the Company).

  Senior Notes

     Concurrently with the closing of the GWDC Acquisition, the Company concluded a public offering of $175.0 million in principal amount of the Senior Notes. The net proceeds from the sale of the Senior Notes were used (i) to pay the cash portion of the GWDC Acquisition price, (ii) to repay the Company's then outstanding balance under its revolving line of credit from its commercial banks, (iii) to pay the purchase price for the Kaiser-Francis Rig Purchase and the Additional Rig Purchases and (iv) for capital expenditures to refurbish certain of the Company's rigs and for other general corporate purposes. The Senior Notes are general unsecured senior obligations of the Company and are guaranteed, on a joint and several basis, by all domestic wholly-owned subsidiaries of the Company.

     The Senior Notes will be redeemable, at the Company's option, in whole or in part from time to time on or after July 1, 2002, at redemption prices decreasing from 104.4375% in 2002 to 100% in 2005 and thereafter, plus accrued and unpaid interest to the redemption date. In the event the Company consummates one or more Qualified Equity Offerings (as defined in the Indenture) on or prior to July 1, 2000, the Company at its option may use all or a portion of the net cash proceeds from such Qualified Equity Offerings to redeem up to 30% of the aggregate principal amount of the Senior Notes at a redemption price equal to 108.875% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of redemption, provided that at least $120.0 million aggregate principal amount of Senior Notes remains outstanding immediately after such redemption. Although the Offering qualifies as a Qualified Equity Offering, the Company does not intend to use proceeds of the Offering to repay any portion of the Senior Notes. Upon a Change of Control, as defined in the Indenture, each holder of Senior Notes will have the right to require the Company to repurchase all or any part of such holder's Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase.

     The Indenture permits the Company and its subsidiaries to incur additional indebtedness, including senior indebtedness of up to $100.0 million aggregate principal amount which may be secured by liens on all of the assets of the Company and its subsidiaries, subject to certain limitations. The Indenture contains other covenants limiting the ability of the Company and its subsidiaries to, among other things, pay dividends or make certain other restricted payments, make certain investments, incur additional indebtedness, permit liens, incur dividend and other payment restrictions affecting subsidiaries, enter into consolidation, merger, conveyance, lease or transfer transactions, make asset sales, enter into transactions with affiliates and engage in unrelated lines of business. These covenants are subject to certain exceptions and qualifications.

INFLATION AND CHANGING PRICES

     Contract drilling revenues do not necessarily track the changes in general inflation as they tend to respond to the level of activity on the part of the oil and gas industry in combination with the supply of equipment and the number of competing companies. Capital and operating costs are influenced to a larger extent by specific price changes in the oil and gas industry and to a lesser extent by changes in general inflation.

FOREIGN EXCHANGE

     Venezuelan operations are often performed by the Company pursuant to drilling contracts under which payments to the Company are denominated in United States Dollars but are payable in Venezuelan currency at a floating exchange rate. Although the Company's Venezuelan contracts usually allow the Company to exchange up to 35% of payments made to it in Venezuelan currency for United States Dollars for a limited period of time following the payment and at the official Venezuelan exchange rate in effect at the time the payment was made to the Company (thus offering limited protection against adverse currency fluctuation), the Company is typically subject to the risk of adverse currency fluctuations with respect to the balance of such payments. Additionally, a significant portion of costs and expenses relating to the Company's international operations are comprised of goods and services procured in the respective foreign countries and paid for in the respective countries' currencies. Accordingly, management expects that the Company's subsidiaries operating in Venezuela will be required to maintain significant cash balances in Venezuelan currency. The Company is not a party to any currency hedging arrangements and has not during the three-year period ended December 31, 1996 or during the six month period ended June 30, 1997 entered into any currency hedges to protect it from foreign currency losses. Instead, the Company attempts to manage assets in foreign countries to minimize its exposure to currency fluctuations. Despite these efforts, however, the Company remains subject to the risk of foreign currency losses. During the year ended December 31, 1995, however, the Company realized currency gains of $888,000 and, in 1996, $404,000 was recorded as a decrease to shareholders' equity due to a devaluation of the Venezuelan Bolivar.

FORWARD-LOOKING INFORMATION

     The Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in the MD&A including, without limitation, statements regarding the Company's operating strategy, plans, objectives and beliefs of management for future operations, planned rig refurbishments and the anticipated closing and methods of financing the Justiss Acquisition are forward-looking statements. Although the Company believes the expectations and beliefs reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. See "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the Company's expectations. Also, see "Forward-Looking Statements."

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." SFAS No. 128 specifies the compilation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. The requirements of this statement will be effective for fiscal years beginning after December 15, 1997. Management does not believe that the implementation of SFAS No. 128 will have a material effect on the Company's financial statements.

                                    BUSINESS

GENERAL

     The Company is a leading provider of contract land drilling services in the U.S. with a domestic fleet of 127 rigs. In addition to its domestic operations, the Company operates a fleet of six rigs in Venezuela, giving the Company a total of 133 rigs, 106 of which are currently marketed. The Company believes it has the largest fleet of drilling rigs in its Gulf Coast and South Texas markets and the second largest fleet in its Ark-La-Tex market. The Company has an inventory of 27 non-marketed rigs that it intends to refurbish and reactivate during the remainder of 1997 and 1998 to meet demand for quality drilling assets in its core domestic markets or internationally.

     The Company focuses on its three core domestic drilling markets as it believes these markets have historically maintained higher utilization rates and day rates than other domestic markets. Internationally, the Company concentrates its efforts in Venezuela, where the Company intends to increase its market presence and is currently bidding on a number of potential drilling projects.

BUSINESS STRATEGY

     In April 1996, the Company initiated a reorganization of its operations that consisted of replacing substantially all of the senior management and the members of the Board of Directors of the Company and implementing a new business strategy. This business strategy seeks to achieve increased cash flow and earnings through:

          (1) focusing on core markets and establishing leading positions in these markets;

          (2) refurbishing and reactivating inventoried rigs to satisfy increases in demand;

          (3) acquiring land drilling businesses and assets to capitalize on anticipated improvements in the industry and

          (4) attracting and retaining qualified personnel to support the Company's increased level of operations.

     Focus on Core Markets. The Company believes it currently has the leading market position in its Gulf Coast and South Texas markets, and the second leading market position in its Ark-La-Tex market. By focusing on its core markets and establishing leading positions in these markets, the Company is able to achieve economies of scale and provide an infrastructure to acquire, refurbish and reactivate rigs in these markets in a cost-effective manner.


     Refurbishment and Reactivation of Inventoried Rigs. Since the beginning of the fourth quarter of 1996, the Company has refurbished and reactivated 13 rigs and an additional 13 rigs are planned for refurbishment and reactivation during the remainder of 1997, nine of which are currently being refurbished. The Company estimates that the 13 rigs it plans to refurbish during the remainder of 1997 can be reactivated for service at an average cost of approximately $1.7 million per rig, including the cost of new drill pipe, which is well below the current cost of construction for new drilling rigs with comparable capabilities. The remaining 14 rigs in the Company's inventory are planned for refurbishment and reactivation during 1998.


     Acquisitions. The Company has aggressively implemented its new operating strategy by acquiring 90 land drilling rigs in 12 transactions since August 1996. Five of these acquisitions were of companies with long operating histories in the Company's Ark-La-Tex, Gulf Coast and South Texas markets. The other acquisitions have provided the Company with additional inventory of drilling rigs suited for refurbishment and reactivation in the Company's core domestic markets or Venezuela.

     Attracting and Retaining Qualified Personnel. The Company believes that its executive management and operating personnel are among the most experienced and highly skilled professionals in the contract drilling industry. Thomas P. Richards, the Company's President and CEO, has 31 years of contract drilling industry experience and the Company's four Senior Vice Presidents have an average of 23 years of related experience. Many of the Company's operating personnel joined the Company in connection with acquisitions completed since August 1996, bringing to the Company additional customer relationships and operating experience in their markets. The Company's ability to retain these employees and to attract additional quality employees has allowed the Company to expand its operations and customer base significantly while ensuring quality service to its customers.

INDUSTRY OVERVIEW


     The domestic land drilling industry is undergoing a period of rapid consolidation. The Company believes that from January 1, 1996 through September 30, 1997 there have been at least 34 completed or pending transactions involving the acquisition of a combined total of approximately 466 rigs, the majority of which were acquired by six land rig companies including the Company. Recent and pending transactions by the Company accounted for 12 of these transactions involving the acquisition of 90 rigs, of which 57 were actively marketed at the time of acquisition and 33 were inventoried for later refurbishment.


     Industry sources estimate that the supply of domestic land drilling rigs available for work in the U.S. has declined from over 5,000 rigs in 1982 to 1,400 rigs currently. The Company believes the demand for land drilling rigs in the Company's core markets has increased over the past twelve months principally due to improved oil and gas drilling and production economics resulting from increased use of 3-D seismic, directional drilling and enhanced recovery techniques. For the first six months of 1997, industry sources estimate that the average active domestic land rig count was 750 as compared to 652 for the full year 1996, and 626 for the first six months of 1996. The Company's utilization rates in its three core domestic markets averaged over 96% for the first six months of 1997. By increasing the size of its rig fleet through acquisitions and refurbishments, the Company has increased its market share in its three core domestic markets during a period of rapidly rising demand and day rates for land drilling rigs in those key markets. The Company's larger fleet of marketable rigs, higher rig utilization rates and increasing day rates have significantly improved the Company's financial performance since the third quarter of 1996.

RECENT AND PENDING ACQUISITIONS


     The Justiss Acquisition. On September 15, 1997, the Company entered into a definitive agreement to acquire substantially all of the operating assets of the Justiss Drilling Company, a division of Justiss Oil Company, Inc. The assets to be acquired include a fleet of 12 operating drilling rigs and related equipment which are currently operating in the Company's Ark-La-Tex and Gulf Coast markets. The Company will purchase the assets for $36.1 million in cash and will offer employment to the approximately 300 rig-based employees of Justiss Drilling Company. The closing of the Justiss Acquisition is subject to the satisfaction of certain conditions to closing. Accordingly, there can be no assurance that such acquisition will be completed.


     Kaiser-Francis Rig Purchase. On August 21, 1997, the Company acquired six drilling rigs and related drilling equipment from Kaiser-Francis Oil Company for a cash purchase price of $25.4 million. The rigs consisted of four 2,000 horsepower SCR rigs, one 1,000 horsepower SCR rig and one 1,000 horsepower mechanical rig. The 2,000 horsepower rigs are rated for drilling to 25,000 feet while the 1,000 horsepower rigs are rated for drilling to 15,000 feet. Five of the six rigs are currently held in inventory for refurbishment and one is currently being refurbished. The purchase price for the Kaiser-Francis Rig Purchase was paid from the net proceeds of the Senior Notes offering.

     GWDC Acquisition. On June 27, 1997, the Company acquired GWDC which owned a fleet of 18 operating drilling rigs and related assets located in the Company's Gulf Coast market. Sixteen of the rigs acquired in the GWDC Acquisition are rated to drill to depths of 20,000 feet or greater. The consideration for the GWDC Acquisition consisted of $61.6 million in cash and 14.0 million shares of Common Stock valued by the Company at $47.6 million under the purchase method of accounting. The GWDC Acquisition established the Company's presence in its Gulf Coast market and provided the Company with additional infrastructure to facilitate reactivation of its rigs held in inventory.

     Flournoy Acquisition. On January 31, 1997, the Company acquired the operating assets of Flournoy for approximately 12.4 million shares of Common Stock and cash of approximately $800,000, which was utilized to repay certain indebtedness of Flournoy. The assets acquired included 13 operating land drilling rigs, 17 rig hauling trucks, a yard and office facility in Alice, Texas and various other equipment and drill pipe. Under the purchase method of accounting, the Company valued the Common Stock issued in the Flournoy Acquisition at $31.1 million. The Company agreed to issue additional shares of Common Stock to Flournoy's shareholders if, and to the extent that, on January 31, 1998 the aggregate market value of one-half of the shares received by the Flournoy shareholders, plus the gross proceeds from certain sales of Common Stock received in the transaction by the Flournoy shareholders prior to January 31, 1998, is, in total, less than $12.4 million.

     Diamond M Acquisition. On December 31, 1996, the Company acquired the assets of Diamond M for $26.0 million in cash. The assets acquired consisted of ten operating land drilling rigs, all of which are currently operating in South Texas, 19 rig hauling trucks, a yard and office facility in Alice, Texas and various other drill pipe and equipment.

     Mesa Acquisition. On October 3, 1996, the Company acquired six diesel electric SCR rigs, three of which were operating, from Mesa in exchange for 5.5 million shares of Common Stock. The Mesa Acquisition established the Company's presence in South Texas. Under the purchase method of accounting, the Company valued the Common Stock issued in the Mesa Acquisition transaction at $7.5 million.

     RTO/LRAC and Somerset Acquisitions. On August 29, 1996, the Company completed the RTO/LRAC Acquisition in which approximately 39.4 million shares of Common Stock were exchanged for 18 deep drilling land rigs which were added to the Company's rigs held for refurbishment and reactivation. The rigs acquired in the RTO/LRAC Acquisition include five 3,000 horsepower and nine 2,000 horsepower land rigs rated for depths of 25,000 feet or greater. Contemporaneously with the closing of the RTO/LRAC Acquisition, the Company completed a transaction in which it issued approximately 39.4 million shares of Common Stock for $25.0 million in cash (the "Somerset Acquisition"). Under the purchase method of accounting, the Company valued the Common Stock issued in the RTO/LRAC Acquisition and the Somerset Acquisition at $25.0 million and $24.6 million, respectively. The recipients of the shares issued in the RTO/LRAC and Somerset Acquisitions were also issued warrants to acquire up to an aggregate of 3.4 million shares of Common Stock (the "Shadow Warrants"), exercisable upon the occurrence of certain events. As of May 30, 1997, approximately 2.9 million of the Shadow Warrants had been terminated unexercised. The $25.0 million capital infusion from the Somerset Acquisition was used for rig fleet refurbishment, debt repayment and general corporate purposes.

     Additional Rig Purchases. In addition to the acquisitions described above, the Company completed five additional acquisitions during the second and third quarter of 1997 that added a total of seven drilling rigs to the Company's fleet, one of which was operating and six of which were added to the Company's rigs held for refurbishment.

DOMESTIC OPERATIONS

     Giving effect to the Justiss Acquisition, the Company has a total domestic rig fleet of 127 rigs, 100 of which are being actively marketed and 27 of which are held in inventory for refurbishment and reactivation. See "-- Rig Inventory and Refurbishments." The following table summarizes the Company's domestic rig fleet, by horsepower rating and drive system:

              HORSEPOWER RATING                DIESEL ELECTRIC    MECHANICAL    TOTAL
              -----------------                ---------------    ----------    -----
 300-999......................................        1               44          45
1,000-1,999...................................       24               25          49
2,000-4,000...................................       33               --          33
                                                     --               --         ---
          Total...............................       58               69         127
                                                     ==               ==         ===

     The Company's domestic drilling operations are conducted through five operating divisions in the United States organized by geographic area. The market area covered by each of the Company's divisions is depicted on the map located in the inside front cover of this Prospectus.

     Ark-La-Tex Division. The Ark-La-Tex Division provides drilling services primarily in Northeast Texas, Northern Louisiana and Southern Arkansas, and currently markets a fleet of 26 rigs. The majority of drilling in the Ark-La-Tex market is directed to three of the five principal target geologic formations in the region, generally located at depths ranging from 8,900 to 13,000 feet. For these target formations, 450 to 1,000 horsepower mechanical rigs are typically utilized in the Ark-La-Tex market. Nineteen of the division's rigs are suited for drilling to these depths, 17 of which are mechanical, one of which is a diesel electric and one is an SCR rig. The other two principal geologic targets in the market, the Austin Chalk and Pinnacle Reef formations, are located at substantially greater depths, typically from 15,500 to 22,000 feet. The Company has seven marketable rigs suitable for these drilling targets. Two of these deep drilling rigs are 1,500 horsepower diesel electric rigs capable of drilling to 20,000 feet. Four of these deep drilling rigs are 2,000 horsepower diesel electric rigs having a depth rating of 25,000 feet. The seventh rig is a 3,000 horsepower diesel electric SCR rig with a depth rating of 30,000 feet.

     During 1996 (and excluding any pro forma effect of the Justiss Acquisition), approximately 42% of the division's revenues were generated from daywork contracts, 3% from footage contracts and 55% from turnkey contracts. For the first half of 1997, the percentage of its contract revenues provided by daywork, footage and turnkey contracts was 59%, 6% and 35%, respectively. The average revenues per rig day worked for the division during 1996 and the first half of 1997 were $7,707 and $8,527, respectively, and for the same periods its average rig utilization rates were 86% and 93%, respectively.

     South Texas Division. The South Texas Division markets a fleet of 32 rigs consisting of 14 trailer mounted rigs with rated depth capacities ranging from 9,500 to 14,000 feet, ten diesel electric SCR rigs with rated depth capacities from 12,000 to 25,000 feet and eight conventional mechanical rigs with rated depth capacities ranging from 10,000 to 14,000 feet. The Company believes that trailer mounted rigs and 1,500 to 2,000 horsepower diesel electric SCR rigs are in highest demand in this market. Trailer mounted rigs are relatively more mobile than conventional rigs, thus decreasing the time and expense to the customer of moving the rig to and from the drillsite. Under ordinary conditions, the Company's trailer mounted rigs are capable of drilling an average of two 10,000 foot wells per month. The Company believes it operates the largest trailer mounted rig fleet in this market. The South Texas Division also operates a fleet of 35 trucks, which are used exclusively to move the Company's rigs. Most drilling in this market is for natural gas at depths ranging from 10,000 to 15,000 feet.

     During 1996, approximately 75% of the division's revenues were generated from daywork contracts, 14% from footage contracts and 11% from turnkey contracts. For the first half of 1997, the percentage of its contract revenues provided by daywork, footage and turnkey contracts was 51%, 19% and 30%, respectively. The average revenues per rig day worked for the division during 1996 and the first half of 1997 were $5,668 and $8,941, respectively, and for the same periods its average rig utilization rates were 85% and 97%, respectively.

     Gulf Coast Division. The Gulf Coast Division's drilling services are provided to operators in South Louisiana and along the upper Texas Gulf Coast. The Gulf Coast Division's rig fleet consists of 26 drilling rigs, including ten diesel electric rigs with rated depth capacities of 20,000 to 25,000 feet, six diesel electric SCR rigs with rated depth capacities of 15,000 to 30,000 feet and ten mechanical rigs with rated depth capacities of 10,000 to 20,000 feet.

     This division's rig fleet is comprised primarily of rigs acquired in the GWDC Acquisition. During GWDC's fiscal year ended October 31, 1996, approximately 48% of its revenues were generated from daywork contracts, 10% from footage contracts and 42% from turnkey contracts. For the first six months of fiscal 1997, the percentage of its contract revenues provided by daywork, footage and turnkey contracts was 65%, 3% and 32%, respectively. The average revenues per rig day worked for GWDC during fiscal 1996 and the first six months of fiscal 1997 were $9,558 and $9,587, respectively, and for the same periods its average rig utilization rates were 95% and 98%, respectively.

     Eastern Division. The Eastern Division markets a fleet of six rigs, primarily in Ohio. The Eastern Division principally drills gas wells at depths of 7,000 feet or less using air drilling techniques. This division typically contracts to drill packages of several wells.

     During 1996, approximately 30% of the division's revenues were generated from daywork contracts and 70% from footage contracts. For the first half of 1997, the percentage of its contract revenues provided by daywork and footage contracts was 12% and 88%, respectively. The average revenues per rig day worked for the division during 1996 and the first half of 1997 were $4,976 and $5,005, respectively, and for the same periods its average rig utilization rates were 72% and 66%, respectively.

     INDRILLERS Division. In 1996, the Company and Dart Energy Corp. ("Dart") formed
INDRILLERS in which the Company has a 65% economic interest and Dart has a 35% economic interest. Rights to manage the company are shared equally. This division drills oil and gas wells principally in Michigan, at depths of 1,000 to 16,000 feet. Nine of the ten rigs in this division have depth ratings ranging from 5,000 to 10,000 feet, and one is rated to 17,000 feet.

     During 1996, approximately 62% of the division's revenues were generated from daywork contracts, 22% from footage contracts and 16% from turnkey contracts. For the first half of 1997, the percentage of its contract revenues provided by daywork, footage and turnkey contracts was 63%, 18% and 19%, respectively. The average revenues per rig day worked for the division during 1996 and the first quarter of 1997, were $5,981 and $5,538, respectively, and for the same periods its average rig utilization rates were 31% and 20%, respectively.

FOREIGN OPERATIONS

     Venezuela Division. The Company began operating in Venezuela in 1994, and has upgraded the performance capabilities of its rig fleet in Venezuela and is intensifying its marketing efforts there in response to increased demand for land rig drilling services. The Company currently has two rigs working in Venezuela and is actively marketing its four remaining rigs. The Company believes this demand has resulted principally from changes in Venezuelan government policies and legislation encouraging private sector participation in oil and gas exploration and production. In recent years, the Venezuelan national oil company, Petroleos de Venezuela, S.A. ("PDVSA"), has permitted international oil companies to enter into operating agreements with one of PDVSA's three main operating subsidiaries to rehabilitate, reactivate and develop certain of its older fields. Additionally, the Venezuelan government has enacted legislation enabling multinational oil companies to conduct exploration and development operations in Venezuela through production sharing arrangements with PDVSA and its subsidiaries. Through August 1997, eight large undeveloped properties have been awarded to multinational oil companies for development through production sharing arrangements. In June 1997, PDVSA awarded operating agreements to private companies for the rehabilitation, reactivation and development of 18 additional areas. The new operating agreements (referred to by PDVSA as the "Third Operating Round") cover 12 areas described by PDVSA as "onshore" locations covering a combined area of approximately 2,600 square kilometers (approximately 1,000 square miles). The Company believes that the Third Operating Round operations will require drilling and workover rigs with depth ratings ranging from 4,000 to 18,000 feet.

     Drilling contractors operating in Venezuela generally obtain contracts through a bidding process open only to drilling contractors previously approved for inclusion on the "bid list" of the customer and PDVSA. Drilling contracts are sometimes awarded on a long-term basis, for periods of up to 24 months. In the Company's experience, bid specifications for Venezuelan drilling contracts typically require premium quality, intermediate and deep drilling rigs with 1,500 to 3,000 horsepower ratings equipped with top drive mechanisms. The Company believes that 3,000 horsepower rigs are currently in highest demand, but it anticipates that demand for intermediate capacity 1,500 to 2,000 horsepower rigs may improve in response to the Third Operating Round.

     In 1996, the Company identified certain management and operating deficiencies that contributed to reduced operations and profits, and the removal of the Company from PDVSA's bid list due to the failure of the Company's Venezuelan subsidiary to file statutorily required financial reports with the Venezuelan government. To address these problems, the Company recently replaced its local management with new management having substantial experience with competing drilling contractors in Venezuela. The Company has since been restored to PDVSA's bid list.

     The Venezuela Division is currently marketing four land drilling rigs with rated depths of 10,000 to 15,000 feet and two workover rigs, of which two drilling rigs are under contract and the remainder are idle. To improve the marketability of its existing Venezuela rig fleet, the Company recently completed $3.3 million of capital improvements to its rigs. The Venezuela Division generally provides its drilling services under daywork contracts and workover services under hourly contracts. Hourly contracts call for the Company to provide a rig and crew, for which it is paid on an hourly basis. Historically, the Venezuela Division has contracted to provide crews to man rigs owned by the customer, and may do so in the future.

     Further expansion of the Company's drilling fleet in Venezuela will depend primarily on whether the Company is successful in obtaining long-term drilling contracts in that market, and on a variety of other factors including market conditions, and management's assessment of existing and future demand and day rates. Should the Company be awarded long-term drilling contracts requiring additional drilling rigs, management expects that inventory rigs or active rigs from its domestic fleet will be refurbished and upgraded to meet the premium quality rig specifications typically required by such long-term international drilling contracts.

     Other Foreign Operations. Foreign operations contributed approximately 36%, 53% and 21% of the Company's operating revenues for the years ended December 31, 1996 and 1995 and for the nine month period ended December 31, 1994, respectively, but accounted for approximately 71%, 68% and 15%, respectively, of the Company's total losses from continuing operations for the same three periods. For each of the same periods, the Company's foreign operations were conducted principally in Mexico and South America.

     Consistent with the Company's decision to redeploy its rigs to more productive markets, the Company has withdrawn from both the Argentine and Mexican markets. All four of the Company's drilling rigs previously located in Mexico have been returned to the United States. Of the four repatriated rigs, three have been refurbished and placed in service in the Company's Ark-La-Tex or South Texas Divisions and one is held for sale. In April 1997, the Company sold three of its six drilling rigs and certain other assets located in Argentina for $1.5 million. The remaining three rigs have been returned to the United States for refurbishment and reactivation.

     Although management has determined to concentrate its foreign operations in Venezuela, the Company will, from time to time, consider expansion into additional selected international markets as bidding opportunities arise.

RIG INVENTORY AND REFURBISHMENTS

     The Company currently has an inventory of 27 rigs, or approximately 20% of its rig fleet, which are suitable for refurbishment and reactivation to meet future demand. The Company considers "inventory rigs" to be rigs that are not working, are not actively marketed and that require capital expenditures to return them to service. Management believes that the demand for land drilling rigs in the Company's Ark-La-Tex, Gulf Coast, South Texas and Venezuelan markets has improved sufficiently to justify a program to restore certain of its inventory rigs to marketable condition.

     Since the beginning of the fourth quarter of 1996, the Company completed the refurbishment of 13 rigs at an aggregate cost of approximately $19.9 million. Of these 13 recently refurbished rigs, ten were diesel electric SCR inventory rigs rated at 1,000, 2,000 and 3,000 horsepower with depth ratings of 15,000 to 30,000 feet. The other three refurbished rigs were previously marketed rigs that were returned to the U.S. following the Company's withdrawal from the Mexican market in late 1996. These rigs included three mechanical rigs, rated at 750, 900 and 1,000 horsepower with rated drilling capacities of 9,500, 10,000 and 15,000 feet, respectively. All 13 recently refurbished rigs are now assigned to the Company's Ark-La-Tex, Gulf Coast, and South Texas Divisions.

     The Company is currently refurbishing nine rigs from its inventory, of which eight are diesel electric SCR rigs and one is a mechanical rig. The mechanical rig is rated at 900 horsepower with a depth rating of 10,000 feet. The diesel electric SCR rigs undergoing refurbishment are rated at 1,000 to 4,000 horsepower with depth ratings of 15,000 to 40,000 feet. The Company presently anticipates that the refurbished rigs will be deployed to the Company's Ark-La-Tex, South Texas and Gulf Coast markets.


     The Company plans to commence refurbishment of four additional inventory rigs during the fourth quarter of 1997 and its remaining 14 inventory rigs during 1998. The actual number of rig refurbishments completed by the Company will depend on many factors, including management's assessment of existing and anticipated demand and day rates, the Company's success in bidding for foreign and domestic drilling contracts and possible future acquisitions of rigs. Upon refurbishment, the 18 rigs currently proposed to be refurbished during the fourth quarter of 1997 and 1998 are expected to be reactivated for service in the Company's three core domestic markets. If, however, the Company is successful in obtaining long-term drilling contracts in Venezuela or other South American countries, certain of the Company's inventory rigs or active rigs may be refurbished and mobilized for service in those foreign markets. Refurbishment costs for rigs to be deployed by the Company in its core domestic markets are estimated to average approximately $1.6 million per rig for rigs refurbished in 1997 through August 31, 1997 and $1.7 million per rig for those refurbished in the remainder of 1997 and in 1998. Refurbishment costs for 2,000 to 3,000 horsepower rigs for the Venezuelan market are estimated to average approximately $12.0 million per rig, in each case including the cost of a new drill string.


RIG FLEET


     A land drilling rig consists of engines, drawworks, a mast, substructure, pumps to circulate drilling fluid, blowout preventers, drill string and related equipment. The actual drilling capacity of a rig may be less than its rated drilling capacity due to numerous factors, including the length of its drill string. The intended well depth and the drill site conditions determine the drill string length and other equipment needed to drill a well. Generally, land rigs operate domestically with crews of five to six persons and in Venezuela with crews of ten to 12 persons.


     The Company's rig fleet consists of several rig types to meet the demands of its customers in each of the markets it serves. The Company's rig fleet consists of two basic types of drilling rigs, the mechanical and the diesel electric. Mechanical rigs transmit power generated by a diesel engine directly to an operation (for example the drawworks or mud pumps on a rig) through a compound consisting of chains, gears and hydraulic clutches. Diesel electric rigs are further broken down into two subcategories, direct current rigs and SCR rigs. Direct current rigs transmit the power generated by a diesel engine to a direct current generator. This direct current electrical system then distributes the electricity generated to direct current motors on the drawworks and mud pumps. An SCR rig's diesel engines drive alternating current generators and this alternating current can be transmitted to use for rig lighting and rig quarters or converted to direct current to drive the direct current motors on the rig.


     The following table further sets forth certain information regarding the rigs owned and operated by the Company as of September 18, 1997, and includes data for the rigs to be acquired in the Justiss Acquisition which will be assigned to the Ark-La-Tex and Gulf Coast Divisions:


                                                                                                  MAXIMUM
                                                                                                   RATED
           YEAR BUILT/                                                              HORSEPOWER   DRILLING
RIG NO.      REBUILT                   DRAWWORKS                DRIVE SYSTEM(1)       RATING       DEPTH      STATUS(2)
-------   --------------               ---------                ---------------     ----------   ---------    ---------
                                                                                                 (IN FEET)
 Ark-La-Tex Division (26 rigs)
    1     1957/1980        Brewster N-85                      Mechanical              1,000        15,000    Active
    2     1957/1981        Brewster N-85                      Mechanical              1,000        15,000    Active
    3     1960/1982        Continental-Emsco A-550            Mechanical                700        12,500    Active
    6     1957/1980        Brewster N-85                      Mechanical              1,000        15,000    Active
    7     1978             National 55                        Mechanical                700        12,500    Active
   10     1964/1989        Gardner-Denver 800                 Mechanical              1,000        15,000    Active
   11     1980             Gardner-Denver 800                 Mechanical              1,000        15,000    Active
   12     1980             Gardner-Denver 700                 Mechanical                800        12,500    Active
   13     1981             Brewster N-75B                     Mechanical              1,000        12,500    Active
   15     1965/1989        National 610                       Mechanical                750        12,500    Active
   19     1981/1997        National 80-B                      Mechanical              1,000        15,000    Active
   39     1980/1989        Gardner-Denver 800                 Diesel Electric         1,000        15,000    Active
   40     1979             Gardner-Denver 1100E               Diesel Electric         1,500        20,000    Active
   42     1981             Continental-Emsco Elec. II         Diesel Electric SCR     2,000        25,000    Active

                                                                                                  MAXIMUM
                                                                                                   RATED
           YEAR BUILT/                                                              HORSEPOWER   DRILLING
RIG NO.      REBUILT                   DRAWWORKS                DRIVE SYSTEM(1)       RATING       DEPTH      STATUS(2)
-------   --------------               ---------                ---------------     ----------   ---------    ---------
                                                                                                 (IN FEET)
   44     1982             Gardner-Denver 1500E               Diesel Electric         2,000        25,000    Active
   48     1981/1997        Ideco E-3000                       Diesel Electric SCR     3,000        30,000    Active
   75     1982/1996        Continental-Emsco D-3E             Diesel Electric SCR     1,000        15,000    Active
   79     1981/1997        National 110 UE                    Diesel Electric SCR     1,500        20,000    Active
   80     1982/1997        Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Active
   82     1981/1997        Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Active
  610(3)                   Gardner-Denver 500                 Mechanical                800        10,000    Active
  634(3)                   Continental-Emsco D-2              Mechanical                800        12,500    Active
  642(3)                   Brewster N-45                      Mechanical                450         8,000    Active
  643(3)                   Brewster N-45                      Mechanical                450         8,000    Active
  646(3)                   Continental-Emsco D-2              Mechanical                800        12,500    Active
  648(3)                   Wilson 75                          Mechanical                900        11,000    Active
South Texas Division (32 rigs)
   16     1981/1997        Oilwell 760E                       Diesel Electric SCR     1,000        15,000    Active
   31     1980/1997        Cabot 750                          Mechanical                750         9,500    Active
   33     1981/1992        National 80 UE                     Diesel Electric SCR     1,000        14,000    Active
   34     1981/1992        Superior 700 UE                    Diesel Electric SCR       700        12,000    Active
   37     1981/1992        Continental-Emsco Elec. II         Diesel Electric SCR     2,000        25,000    Active
   38     1981             Oilwell 840E                       Diesel Electric SCR     1,500        20,000    Active
   43     1981             Ideco E-1200                       Diesel Electric SCR     1,200        17,000    Active
   70     1981/1997        Ideco BIR 800                      Mechanical                900        10,000    Active
   86     1981/1997        National 1320 UE                   Diesel Electric SCR     2,000        25,000    Active
  301     1990             Mid-Continent U-36A                Mechanical                900        12,000    Active
  302     1964/1988        RMI 750                            Mechanical                900        10,500    Active
  303     1966/1995        Brewster N-75                      Mechanical              1,000        14,000    Active
  304     1969/1975        Cabot 750                          Mechanical                750         9,500    Active
  305     1973/1990        Cabot 1000                         Mechanical              1,000        13,000    Active
  306     1990/1997        RMI 1000                           Mechanical              1,000        13,500    Active
  307     1993/1995        Ideco E-1200                       Diesel Electric SCR     1,200        17,000    Active
  308     1975/1992        Ideco BIR 800                      Mechanical                900        10,000    Active
  309     1976/1990        Gardner-Denver 500                 Mechanical                800        10,000    Active
  310     1980/1995        Brewster N-46                      Mechanical                850        12,000    Active
  311     1981/1996        Ideco BIR 800                      Mechanical                900        10,000    Active
  312     1982             Gardner-Denver 1100E               Diesel Electric SCR     1,500        20,000    Active
  314     1996             Cabot 750                          Mechanical                750         9,500    Active
  840     1981/1994        Oilwell 840E                       Diesel Electric SCR     1,500        20,000    Active
  851     1982/1994        National 80-B                      Mechanical              1,000        14,000    Active
  859     1978/1991        Brewster N-75                      Mechanical              1,000        14,000    Active
  860     1976/1995        Cabot 750                          Mechanical                750         9,500    Active
  861     1978/1993        Cabot 900                          Mechanical                900        11,000    Active
  862     1976             Cabot 900                          Mechanical                900        11,000    Active
  863     1978/1988        Cabot 1000                         Mechanical              1,000        13,000    Active
  864     1975/1994        Cabot 1000                         Mechanical              1,000        13,000    Active
  865     1979/1993        Cabot 1200                         Mechanical              1,200        14,000    Active
  866     1982/1993        Cabot 1200                         Mechanical              1,200        14,000    Active
Gulf Coast Division (26 rigs)
   83     1981/1997        Continental Emsco C-2-E            Diesel Electric SCR     2,000        25,000    Active
   90     1980/1997        National 1625 DE                   Diesel Electric SCR     3,000        30,000    Active
  502     1987             Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  503     1991             National 1320 UE                   Diesel Electric         2,000        25,000    Active
  504     1990             National 110 M                     Mechanical              1,500        20,000    Active
  505     1995             National 1320 UE                   Diesel Electric         2,000        25,000    Active
  506     1977             Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  507     1979             Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  508     1981             Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  509     1982             Continental-Emsco C-II             Diesel Electric         2,000        25,000    Active
  510     1983             Continental-Emsco C-I              Mechanical              1,500        20,000    Active
  511     1984             National 110 M                     Mechanical              1,500        20,000    Active
  514     1990             National 110 UE                    Diesel Electric SCR     1,500        20,000    Active
  515     1990             Oilwell 760 E                      Diesel Electric SCR     1,000        15,000    Active
  516     1990             Oilwell 760 E                      Diesel Electric SCR     1,000        15,000    Active
  517     1990             Oilwell 860 M                      Mechanical              1,500        20,000    Active
  518     1991             Continental-Emsco C-I-II           Diesel Electric         1,500        20,000    Active
  519     1991             Continental-Emsco C-I-II           Diesel Electric         1,500        20,000    Active
  520     1995             Oilwell 840 E                      Diesel Electric SCR     1,500        20,000    Active
  521     1997             National 1320 UE                   Diesel Electric         2,000        25,000    Active
  609(3)                   Continental-Emsco D-2              Mechanical                800        12,500    Active
  611(3)                   National 80-B                      Mechanical              1,000        15,000    Active
  627(3)                   National 80-B                      Mechanical              1,000        15,000    Active
  641(3)                   Continental-Emsco D-2              Mechanical                800        12,500    Active
  644(3)                   National 80-B                      Mechanical              1,000        15,000    Active
  647(3)                   Continental-Emsco D-1              Mechanical                550        10,000    Active

                                                                                                  MAXIMUM
                                                                                                   RATED
           YEAR BUILT/                                                              HORSEPOWER   DRILLING
RIG NO.      REBUILT                   DRAWWORKS                DRIVE SYSTEM(1)       RATING       DEPTH      STATUS(2)
-------   --------------               ---------                ---------------     ----------   ---------    ---------
                                                                                                 (IN FEET)
 Eastern Division (6 rigs)
  202     1981             Wilson Mogul 42                    Mechanical-Air            450         8,000    Active
  203     1980             Wilson Mogul 42                    Mechanical-Air            450         8,000    Active
  204     1979             Wilson Mogul 42                    Mechanical-Air            450         6,500    Active
  208     1980             Wilson Mogul 42                    Mechanical-Air            450         6,500    Active
  211     1971/1985        Wilson Mogul 42                    Mechanical                450         6,500    Active
  215     1980             Wilson Mogul 42                    Mechanical-Air            450         6,500    Active
INDRILLERS Division (10 rigs)
    1     1980             Challenger 320                     Mechanical                350         5,000    Idle
    2     1979             Ideco H-47                         Mechanical                300         7,000    Idle
    3     1980             Challenger 320                     Mechanical                350         5,000    Idle
    4     1980             Challenger 320                     Mechanical                350         5,000    Idle
    5     1980             Ideco BIR 800                      Mechanical                900        10,000    Idle
   41     1981             Ideco E-1200                       Diesel Electric SCR     1,200        17,000    Active
   53     1976             Cabot 550                          Mechanical                450         6,500    Idle
   56     1980             Ideco DIR 700                      Mechanical                700         8,500    Idle
   57     1977             Ideco BIR 550                      Mechanical                450         6,500    Idle
   58     1977             Ideco DIR 700                      Mechanical                700         8,500    Active
Venezuelan Division (6 rigs)
  407     1980             Cooper LTO 350                     Mechanical-WO             350        14,000    Idle
  423     1981/1996        Mid-Continent 712-U                Mechanical              1,500        15,000    Idle
  441     1980             Wilson Mogul 42                    Mechanical-WO             350        12,000    Idle
  451     1981             Cabot 900                          Mechanical                900        10,000    Active
  452     1975/1994        Cabot 900                          Mechanical                900        10,000    Active
  453     1982/1994        Ideco H-35                         Mechanical                450        10,000    Idle
Rigs held in inventory (27 rigs)
   14     1981             Superior 1000 UE                   Diesel Electric SCR     1,000        15,000    Inventory
   17     1981             Superior 1000 UE                   Diesel Electric SCR     1,000        15,000    Inventory
   18     1981             National 80B                       Mechanical              1,000        15,000    Inventory
   45     1981             Ideco E-2100                       Diesel Electric SCR     2,000        25,000    Inventory
   47     1982             Ideco E-1200                       Diesel Electric SCR     1,200        17,000    Inventory
   49     1982             Ideco E-1200                       Diesel Electric SCR     1,200        17,000    Inventory
   76     1982             Continental-Emsco D-3-E            Diesel Electric SCR     1,000        15,000    Inventory
   77     1981             Gardner-Denver 1100 E              Diesel Electric SCR     1,500        20,000    Inventory
   78     1981             Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Inventory
   81     1981             Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Inventory
   84     1982             Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Inventory
   85     1981             National 1320 UE                   Diesel Electric SCR     2,000        25,000    Inventory
   87     1979             National 1320 UE                   Diesel Electric SCR     2,000        25,000    Inventory
   88     1981             Continental-Emsco C-3-E            Diesel Electric SCR     3,000        30,000    Inventory
   89     1981             Oilwell E-3000                     Diesel Electric SCR     3,000        30,000    Inventory
   91     1980/1981        National 1625 DE                   Diesel Electric SCR     3,000        30,000    Inventory
   92     1980/1981        National 1625 DE                   Diesel Electric SCR     3,000        30,000    Inventory
   97     1981             National 1320 UE                   Diesel Electric SCR     2,000        25,000    Inventory
   98     1981             Gardner-Denver 1500E               Diesel Electric SCR     2,000        25,000    Inventory
   99     1981             Gardner-Denver 1500E               Diesel Electric SCR     2,000        25,000    Inventory
  454     1981             Ideco BIR 800                      Mechanical                900        10,000    Inventory
  455     1981             Ideco BIR 800                      Mechanical                900        10,000    Inventory
  473     1981/1994        Cabot 900                          Mechanical                900        10,000    Inventory
  558     1982             Dreco 4000-E                       Diesel Electric SCR     4,000        40,000    Inventory
   95     1981             Gardner-Denver 3000E               Diesel Electric SCR     3,000        30,000    Inventory
   94     1981             Oilwell E-2000                     Diesel Electric SCR     2,000        25,000    Inventory
   96     1981             National 110 M                     Mechanical              1,500        20,000    Inventory

------------------------------------

(1) "SCR" means a power transmission system which rectifies alternating current power to direct current power" and "WO" means a workover rig.

(2) The Company considers a rig that is presently working to be an "active" rig. Rigs that are not working but which are currently being actively marketed are viewed as "idle." "Inventory" rigs are rigs that are not working, are not currently being actively marketed and will require additional capital expenditures to reactivate them for service.

(3) Rigs to be acquired in the Justiss Acquisition.

CONTRACTS

     The Company's contracts for drilling oil and gas wells are obtained either through competitive bidding or as a result of negotiations with customers. Contract terms offered by the Company are generally dependent on the complexity and risk of operations, on-site drilling conditions, type of equipment used and the anticipated duration of the work to be performed. Generally, domestic drilling contracts are for a single well, while foreign drilling contracts are for multiple wells. The contracts typically obligate the Company to pay certain operating expenses, including wages of drilling personnel, maintenance expenses, incidental rig supplies, equipment and local office facilities. Domestic drilling contracts are typically subject to termination by the customer on short notice, usually upon payment of a fee. Foreign drilling contracts generally require longer notice periods for termination and also may require that the customer pay for the mobilization and demobilization costs.

     The Company's drilling contracts generally provide for compensation on either a daywork, turnkey or footage basis. See "-- Domestic Operations" for the percentage of revenues by contract type for each domestic division.

     Daywork Contracts. Under daywork drilling contracts, the Company provides a drilling rig with required personnel to the operator, who supervises the drilling of the well. The Company is paid based on a negotiated fixed rate per day while the rig is utilized. Daywork drilling contracts generally specify the type of equipment to be used, the size of the hole and the depth of the well. Under a daywork drilling contract, the customer bears a large portion of out-of-pocket costs of drilling and the Company generally bears no part of the usual capital risks associated with oil and gas exploration (such as time delays for various reasons, including stuck drill pipe and blowout).

     Turnkey Contracts. Under a turnkey contract, the Company contracts to drill a well to an agreed-upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. The Company provides technical expertise and engineering services, as well as most of the equipment required for the well, and is compensated when the contract terms have been satisfied. Turnkey contracts afford an opportunity to earn a higher return than would normally be available on daywork or footage contracts if the contract can be completed successfully without complications.

     The risks to the Company under a turnkey contract are substantially greater than on a well drilled on a daywork basis because the Company assumes most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel. The Company employs or contracts for engineering expertise to analyze seismic, geologic and drilling data to identify and reduce many of the drilling risks assumed by the Company. Management uses the results of this analysis to evaluate the risks of a proposed contract and seeks to account for such risks in its bid preparation. The Company believes that its operating experience, qualified drilling personnel, risk management program, internal engineering expertise and access to proficient third party engineering contractors have allowed it to reduce the risks inherent in turnkey drilling operations. The Company also maintains insurance coverage against some but not all drilling hazards.

     Footage Contracts. Under footage contracts, the Company is paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. The Company pays more of the out-of-pocket costs associated with footage contracts compared with daywork contracts. Similar to a turnkey contract, the risks to the Company on a footage contract are greater because it assumes most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel. As with turnkey contracts, the Company manages this additional risk through the use of engineering expertise and bids the footage contracts accordingly. The Company also maintains insurance coverage against certain drilling hazards.

CUSTOMERS AND MARKETING

     The Company's contract drilling customers include independent producers, major oil companies and national petroleum companies. One unaffiliated customer accounted for 17% of the Company's revenues for the six months ended June 30, 1997.

     The Company primarily markets its drilling rigs on a regional basis through employee salesmen. These salesmen utilize personal contacts and industry periodicals and publications to determine which operators are planning to drill oil and gas wells in the immediate future. Once the Company has been placed on the "bid list" for an operator, the Company will typically be given the opportunity to bid on all future wells for that operator in the area.

     The Company from time to time enters into informal, nonbinding commitments with its customers to provide drilling rigs for future periods at agreed upon rates plus fuel and mobilization charges, if applicable, and escalation provisions. This practice is customary in the land drilling business during times of tightening rig supply. Although neither the Company nor the customer is legally required to honor these commitments, the Company strives to satisfy such commitments in order to maintain good customer relations.

COMPETITION

     The land drilling industry has recently experienced a period of consolidation. All of the Company's markets, however, continue to be highly competitive and fragmented among several drilling contractors. Competition is generally based on price, workforce experience, equipment suitability and availability, reputation, expertise and financial capability. The Company believes that in each of its markets, it has a significant presence in terms of equipment and workforce experience. Several of the Company's competitors have greater financial and other resources than the Company and may commit more capital and human resources than the Company to these important factors. If demand for drilling rigs increases in the future, rig and crew availability may become more critical competitive factors. A number of the Company's competitors have also announced plans to refurbish and reactivate rigs from their inventory of stacked rigs. The deployment of these additional rigs to the Company's core markets could further intensify competition based on pricing and rig availability. Although competition is primarily on a regional basis, rigs can be moved from one region to another in response to changes in levels of drilling activity, subject to crew availability, mobilization expenses and the suitability of the rigs for drilling under conditions in another region.

EQUIPMENT AND SUPPLIES


     Although equipment and supplies used in the Company's business are generally available from multiple sources, there is a general shortage of drilling equipment and supplies. The Company believes these shortages may intensify. The costs and delivery times of equipment and supplies are substantially greater than in prior periods and are currently escalating. In response to this trend, the Company in 1996 formed an alliance with a major drill pipe manufacturer. The alliance enables the Company to take delivery through 1998 of agreed upon maximum quantities of drill pipe in commonly used diameters at fixed prices plus possible escalations for increases in the manufacturer's cost of raw materials. As is common in the industry, the drill pipe supply alliance is not a formal contractual agreement but represents an informal arrangement in which both parties undertake to satisfy the supply objectives of the alliance. Due in part to its alliance arrangement, the Company is not currently experiencing any material shortages of, or material price increases in, drill pipe. The Company and its supplier under the drill pipe alliance have entered into a formal contractual arrangement for the purchase and supply of an average quarterly quantity of 3,750 joints of drill pipe (a total of 15,000 joints) during 1999 at prices based on the supplier's price list as of February 1997 less 5%. The Company has formed similar informal supply alliances with manufacturers and suppliers of other equipment and supplies, and is attempting to establish arrangements to assure adequate availability of certain other necessary drilling equipment and supplies on satisfactory terms, but there can be no assurance that it will be able to do so. Accordingly, there can be no assurance that the Company will not experience shortages of, or material price increases in, drilling equipment and supplies, including drill pipe, in the future. Any such shortages could delay and adversely affect the Company's ability to refurbish its rigs held in inventory and obtain contracts for its marketable rigs.

REGULATION

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous laws and regulations that may relate directly or indirectly to the contract drilling industry. For example, drilling operations are subject to extensive and evolving laws and regulations governing environmental quality, pollution control, remediation of contamination and preservation of natural resources. Such laws and regulations pertain, among other things, to air emissions, waste management, spills and other discharges, wetlands and endangered species protection and cleanup of contamination. The Company's operations are often conducted in or near ecologically sensitive areas such as wetlands which are subject to protective measures. The handling of waste materials, some of which are classified as hazardous substances, is a routine part of the Company's operations. Consequently, the regulations applicable to the Company's operations include those with respect to containment, disposal and control of the discharge of hazardous oilfield waste and other nonhazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The Company may also be exposed to environmental or other liabilities originating from businesses and assets subsequently acquired by the Company. Compliance with such laws and regulations may require significant capital expenditures. Although such compliance costs to date have not had a material effect on the Company, application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. In addition, the modification or judicial interpretation of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, environmental or other reasons could have a material adverse effect on the Company's operations by limiting future contract drilling opportunities.

     Environmental regulation has led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, has adversely affected many oil companies' drilling decisions. The primary environmental statutory and regulatory programs that affect the Company's operations include those summarized below.

     Oil Pollution Act and Clean Water Act. The Oil Pollution Act of 1990 ("OPA") amends certain provisions of the Federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act ("CWA"), and other statutes as they pertain to the prevention of and response to hazardous substances and oil spills into navigable waters. OPA requires responsible parties to maintain proof of financial responsibility to cover some portion of the cost of a potential spill and to prepare an oil spill contingency plan. Under OPA, a person owning or operating a facility or equipment from which there is a discharge or threat of a discharge of oil into or upon navigable waters or adjoining shorelines is liable as a "responsible party" for removal costs and damages. Many of the Company's activities are conducted in or near ecologically sensitive areas, such as wetlands, coastal environment and inland waterways. An oil spill in a wetland or inland waterway could produce substantial damage to the environment, including wildlife and natural resources, and result in material liability. Federal law imposes strict, joint and several liability on facility owners for containment and clean-up costs and certain other damages, including natural resource damages, arising from a spill as well as civil and criminal penalties for violation of regulatory requirements.

     The CWA also regulates the discharge of pollutants to surface water and the discharge of dredged or fill material to wetlands areas.

     Superfund. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), commonly referred to as the "Superfund" law, imposes strict, joint and several liability on certain classes of persons with respect to the release or threatened release of a hazardous substance to the environment. These persons include: (i) the current owner and operator of a facility from which hazardous substances are released; (ii) owners and operators of a facility at the time any hazardous substances were disposed; (iii) generators of hazardous substances who arranged for treatment or disposal at or transport to such facility and (iv) transporters who selected the facility for treatment or disposal of hazardous substances. The Company may be responsible under CERCLA for all or part of the costs to clean up sites at which hazardous substances have been released. To date, however, the Company has not been named a potentially responsible party under CERCLA or any similar state Superfund laws.

     Hazardous Waste Disposal. The Company's operations involve the generation or handling of materials that are classified as hazardous waste, and that are subject to the Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The Environmental Protection Agency and various state agencies have imposed strict requirements regulating the treatment, storage, transport and disposal of hazardous wastes.

     NORM. Oil and gas exploration and production activities have been identified as generators of naturally-occurring radioactive materials ("NORM"). The generation, handling and disposal of NORM waste due to oil and gas exploration and production activities is currently regulated in various states including Louisiana and Texas. The Company does not believe that its compliance with such regulations will have a material effect on its operations or financial condition, but there can be no assurance in this regard.

     Occupational Safety and Health. The Occupational Safety and Health Act of 1970, as amended, ("OSHA") establishes employer responsibilities including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various recordkeeping, disclosure and procedural requirements. Such requirements include, for example, the Hazard Communication Standard which applies to all private-sector employers including those in the oil and gas exploration and production industry, and requires such employers to assess chemical hazards, obtain and maintain certain written descriptions of these hazards, develop a hazard communication program and train employees to work safely with chemicals on site. Failure to comply with the requirements of OSHA may result in administrative, civil and criminal penalties. The Company believes it is in substantial compliance with OSHA requirements and does not believe it will be required to expend material amounts by reason of such requirements. However, the Company is unable to predict the ultimate cost of compliance with these changing requirements.

     Frost Laws. The operations of the Company's Eastern Division and INDRILLERS Division are limited during April and May of each year due to the "frost laws" of the states in which they operate. These frost laws restrict the movement of equipment on public roads during these months.

LEGAL PROCEEDINGS

     The Company is involved in litigation incidental to the conduct of its business, none of which management believes is, individually or in the aggregate, material to the Company's financial condition or results of operations.

     In connection with the GWDC Acquisition, a $5.0 million escrow fund was established to provide a source of payment for the net costs to the Company, if any, for any eventual settlement by, or the payment of a monetary court judgment against, the Company arising out of a case pending against GWDC at the time of the GWDC Acquisition. The source of the escrow fund was the cash consideration that would have otherwise been payable by the Company to GWDC's shareholders. The litigation, which was styled TEPCO, Inc. v. Grey Wolf Drilling (Cause No. 96-49194) in the 164th Judicial District Court of Harris County, Texas, was settled in August 1997 for $2.5 million which will be paid from the escrow fund.

INSURANCE

     The Company's operations are subject to the many hazards inherent in the drilling business, including, for example, blowouts, cratering, fires, explosions and adverse weather. These hazards could cause personal injury, suspend drilling operations or seriously damage or destroy the equipment involved and could cause substantial damage to producing formations and surrounding areas. Damage to the environment could also result from the Company's operations, particularly through oil spillage and extensive, uncontrolled fires. As a protection against operating hazards, the Company maintains insurance coverage, including property casualty insurance on its rigs and drilling equipment, comprehensive general liability and commercial contract indemnity

(including a separate policy for foreign liability), commercial umbrella and workers' compensation insurance and "control of well" insurance.

     The Company's insurance coverage for property damage to its rigs and drilling equipment is based on the Company's estimate, as of June 1997, of the cost of comparable used equipment to replace the insured property. There is an annual aggregate deductible on rigs of $500,000 to be comprised of losses otherwise recoverable thereafter in excess of a $50,000 maintenance deductible. There is a $10,000 deductible per occurrence on equipment.

     The Company's third party liability insurance coverage under each of the general and foreign policies is $1.0 million per occurrence, with a deductible of $50,000 per occurrence and annual maximum coverage of $2.0 million. The commercial umbrella limit is $50.0 million per occurrence. The Company believes that it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage or damage to the environment.

     The Company also maintains insurance coverage to protect against certain hazards inherent in its turnkey contract drilling operations. This insurance covers "control of well" (including blowouts above and below the surface), cratering, seepage and pollution and care, custody and control. The Company's current insurance provides $500,000 coverage per occurrence for care, custody and control, and coverage per occurrence for control of well, cratering, seepage and pollution associated with drilling operations of either $10.0 million or $20.0 million, depending upon the area in which the well is drilled and its target depth. Each form of coverage provides for a deductible for the account of the Company, as well as a maximum limit of liability. Each casualty is an occurrence, and there may be more than one such occurrence on a well, each of which would be subject to a separate deductible.

FACILITIES

     The following table summarizes the Company's significant owned and leased properties:

                LOCATION                   INTEREST                   USES
                --------                   --------                   ----
Houston, Texas...........................  Leased      Executive Offices
Houston, Texas...........................   Owned      Rig Yard
Alice, Texas.............................   Owned      Field Office, Rig Yard, Truck Yard
Duson, Louisiana.........................   Owned      Rig Yard
Eunice, Louisiana........................   Owned      Field Office
Fillmore, Louisiana......................   Owned      Field Office
Oklahoma City, Oklahoma..................   Owned      Rig Yard
Mt. Pleasant, Michigan...................   Owned      Field Office, Rig Yard
Midvale, Ohio............................   Owned      Field Office, Rig Yard

     The Company leases approximately 19,400 square feet of office space for its principal executive offices at a cost of approximately $25,000 per month. The Company considers all of its facilities to be in good operating condition and adequate for their present uses.

EMPLOYEES

     At September 15, 1997, the Company had approximately 2,400 employees and Justiss Drilling Company had approximately 300 rig-based employees, substantially all of whom the Company presently expects to employ following the Justiss Acquisition. None of the Company's employees are subject to collective bargaining agreements, and management believes its employee relations are satisfactory.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table and descriptions below set forth certain information regarding the Company's executive officers and directors:

                 NAME                    AGE            POSITION(S) WITH THE COMPANY
                 ----                    ---            ----------------------------
Thomas P. Richards.....................  54    President and Chief Executive Officer
T. Scott O'Keefe.......................  41    Senior Vice President, Chief Financial Officer
                                               and Secretary
Terrell L. Sadler......................  48    Senior Vice President -- Domestic Operations
Ronnie E. McBride......................  47    Senior Vice President -- Domestic Operations
Forrest M. Conley, Jr..................  49    Senior Vice President -- International
                                               Operations
David W. Wehlmann......................  38    Vice President and Controller
Gary D. Lee............................  51    Vice President -- Human Resources
John D. Peterson, Jr...................  42    Vice President
Donald J. Guedry, Jr...................  41    Treasurer
Ivar Siem..............................  51    Chairman of the Board and Director
William R. Ziegler.....................  55    Vice Chairman of the Board and Director
William T. Donovan.....................  45    Director
Lucien Flournoy........................  78    Director
Peter M. Holt..........................  49    Director
James K. B. Nelson.....................  69    Director
Roy T. Oliver, Jr......................  45    Director
Steven A. Webster......................  46    Director

     Thomas P. Richards joined the Company in September 1996 as President and Chief Executive Officer. Mr. Richards was with Diamond Offshore Drilling, Inc. ("Diamond Offshore") from September 1990 until September 1996. He started as Senior Vice President of Diamond M, a subsidiary of Diamond Offshore, in 1990 and was serving as Senior Vice President of Worldwide Operations when he left Diamond Offshore in 1996. Mr. Richards served as Vice President -- Land for Penrod Drilling Corporation from January 1989 until September 1990 when Diamond M Corporation purchased substantially all of Penrod's land drilling assets. From February 1974 until December 1988, Mr. Richards owned and served as President and Chief Executive Officer of Richards Drilling Company, a land drilling contractor based in Bay City, Texas.

     T. Scott O'Keefe was appointed Senior Vice President and Chief Financial Officer of the Company in September 1996. During the period beginning in April 1996 and ending with such appointment, Mr. O'Keefe provided consulting services to the Company. Prior to joining the Company, he was Vice President and Chief Financial Officer of Convest Energy Corporation ("Convest") for six years. Convest is a publicly held oil and gas exploration and production company. From 1985 to 1989, Mr. O'Keefe was employed in various financial management capacities with Convest or its affiliates. Mr. O'Keefe is a certified public accountant.

     Terrell L. Sadler joined the Company in 1989 as the Ark-La-Tex District Manager. He was promoted to Vice President -- Mid Continent Division in November 1994, and became Vice President -- Domestic Drilling in April 1996. Mr. Sadler was promoted to Senior Vice President -- Domestic Operations in September 1996.

     Ronnie E. McBride joined the Company in September 1996 as Senior Vice President -- Domestic Operations. Mr. McBride was the Vice President of Turnkey Services at Diamond Offshore from December 1995 until September 1996. He served as Operational Manager of Diamond M from October 1991 until March 1993, at which time he was promoted to Vice President -- Onshore Operations and served in this position until December 1995. Prior to October 1991, Mr. McBride was Vice President -- Operations for Harkins & Company for four years until it was acquired by Diamond M.

     Forrest M. Conley, Jr. joined the Company in September 1996 as Senior Vice President -- International Operations. Mr. Conley has twenty-six years of drilling industry experience. From May 1993 until joining the Company, he was with Noble Drilling Corporation -- Triton Engineering where he served as Manager -- Sales and Marketing, Manager -- International Marketing and most recently as the Vice President and General Manager of Triton International. Previously, he was General Manager of ENSCO Tool & Supply's West Africa division from December 1991 until May 1993.

     David W. Wehlmann joined the Company in July 1996 as Vice President and Controller. From November 1994 until he joined the Company, Mr. Wehlmann was Vice President and Chief Accounting Officer of EnerVest Management Company, L.C., a privately-held oil and gas property acquisition and management company. Mr. Wehlmann was Controller of Convest from April 1991 to November 1994. Mr. Wehlmann is a certified public accountant.

     Gary D. Lee joined the Company in March 1997 as Vice President -- Human Resources. For the past 15 years, he was with Diamond Offshore where from 1990 until March 1997, he served as Vice President -- Human Resources.

     John D. Peterson, Jr. became Vice President of the Company upon the closing of the GWDC Acquisition. Mr. Peterson was Secretary-Treasurer of GWDC from April 1990 until closing. Mr. Peterson held various positions with GWDC from March 1982 to March 1990. Mr. Peterson is a certified public accountant.

     Donald J. Guedry, Jr. has been the Company's Treasurer since October 1996. During the seven years prior to joining the Company, Mr. Guedry served in various treasury management positions for Weatherford Enterra, Inc. and a predecessor company.


     Ivar Siem has been Chairman of the Board since August 1995 and was President and Chief Executive Officer from April 1996 through August 1996. He has been an international consultant in energy, technology and finance since 1985. He is a member of the board of directors of several privately held and publicly traded companies, including: Chairman of the Board of Blue Dolphin Energy Company, an oil and gas pipeline and exploration company, since 1989; Chairman of the Board of Directors of Seateam Technology ASA, a provider of subsea surveys and support for the offshore oil and gas industry, since January 1997; director of Norex Industries, Inc., a company with investments in the oil and gas, cruise and shipping industries ("Norex"), since 1992; and director of DSND ASA, a Norwegian service company that operates specialty vessels and provides subsea engineering services, since 1993.



     William R. Ziegler has been a director of the Company since August 1996 and is currently Vice Chairman of the Board of Directors. He has been a partner of the law firm of Parson & Brown LLP since June 1994. Prior to that time he was a partner in the law firm of Whitman Breed Abbott & Morgan and a predecessor firm for over five years. Mr. Ziegler is a director of Falcon Drilling Company, Inc., a general partner of Somerset Capital Partners, the managing member of Somerset Drilling Associates, L.L.C., and a director of Geokinetics, Inc., which provides 3-D seismic acquisition and geophysical services to the oil and gas industry.


     William T. Donovan became a director of the Company following closing of the GWDC Acquisition. Since 1980, Mr. Donovan has been a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Mr. Donovan also serves as President and Chief Financial Officer of Christiana Companies, Inc. and as a director of various private industrial companies. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger acquisition financing.

     Lucien Flournoy became a director of the Company in January 1997 in connection with the Company's purchase of the operating assets of Flournoy. Mr. Flournoy has over 50 years of experience in the land drilling business. He founded Flournoy in 1950 and had served as its President and a Director from that time until Flournoy was acquired by the Company on January 31, 1997.

     Peter M. Holt has been a director of the Company since August 1996. He has been the President, Chief Executive Officer and principal owner of Holt Companies for over 13 years. Holt Companies is comprised of two Caterpillar dealerships in central/south Texas and western Ohio and various other business interests.

     James K. B. Nelson became a director of the Company upon closing of the GWDC Acquisition. He joined GWDC in 1960 and has served as President and Chief Executive Officer of GWDC since 1978. He began his career in the oil field drilling industry as a roughneck in 1946.

     Roy T. Oliver, Jr. has been a director of the Company since August 1996. He has been the Chairman of the Board and Chief Executive Officer of U.S. Rig & Equipment, Inc., an Oklahoma corporation, a worldwide supplier of drilling equipment, since its organization in 1982.


     Steven A. Webster has been a director of the Company since August 1996. He has been the Chairman of the Board and Chief Executive Officer of Falcon Drilling Company, Inc., a marine oil and gas drilling contractor, since 1988. He serves as a director of Crown Resources Corporation, (a mining company), Trust Manager of Camden Property Trust, a general partner of Somerset Capital Partners, the managing member of Somerset Drilling Associates, L.L.C., Chairman of the Board of Carrizo Oil & Gas, Inc., an independent oil and gas exploration company, and a director of Geokinetics, Inc., which provides 3-D seismic acquisition and geophysical services to the oil and gas industry.


CERTAIN TRANSACTIONS

     The Company has in the past, and may in the future, purchase rigs and related equipment from its affiliates. The Company believes that the prices paid in such transactions have been and will be no less favorable than in comparable transactions with unaffiliated third parties in arms' length transactions. Included among the Additional Rig Purchases were two transactions in which the Company purchased four rigs for addition to its inventory of rigs held for refurbishment and reactivation from R.T. Oliver, Inc., a company controlled by director Roy T. Oliver, Jr. The aggregate purchase price for rigs purchased from R.T. Oliver, Inc. was $10.7 million.

     For the year ended December 31, 1996 and the six months ended June 30, 1997, the Company has made purchases of rig equipment from a company controlled by one of its directors, Peter M. Holt, totaling $36,259 and $209,193, respectively.

                       PRINCIPAL AND SELLING SHAREHOLDERS



     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 30, 1997 and as adjusted to reflect the sale by the Company and the Selling Shareholders of the Shares offered hereby (assuming no exercise of the Underwriters' over-allotment option), by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers and (iv) all directors and executive officers of the Company as a group:



                                                                                           PERCENTAGE OF
                                                                                               SHARES
                                                                                            BENEFICIALLY
                                                                                              OWNED(1)
                                             SHARES BENEFICIALLY                      ------------------------
                                                 OWNED PRIOR           NUMBER OF        PRIOR TO     AFTER THE
                                             TO THE OFFERING(1)      SHARES OFFERED   THE OFFERING   OFFERING
                                             -------------------     --------------   ------------   ---------
Somerset Capital Partners(2)................      35,423,978(3)         5,527,000        23.3%         18.2%
Somerset Drilling Associates, L.L.C.........      29,962,223(3)         5,527,000        19.7%         14.9%
  254 Franklin Street
  Buffalo, New York 14202
U.S. Rig & Equipment, Inc. .................       2,660,002(3)           633,000         1.8%          1.2%
  6601 SW 29th Street
  Oklahoma City, Oklahoma 73179
Norex Industries, Inc.(4)...................      17,685,605            2,759,000        11.7%          9.1%
Norex Drilling, Ltd. .......................      17,685,605            2,759,000        11.7%          9.1%
  Post Office Box HM 429
  Hamilton, HM, BX, Bermuda
Flournoy Family Properties, Ltd. ...........       4,500,000              801,000         3.0%          2.3%
Officers and Directors(5)
  Thomas P. Richards(6).....................         700,000                             *              *
  T. Scott O'Keefe..........................          57,500                             *              *
  Terrell L. Sadler.........................         123,400                             *              *
  Ronnie E. McBride.........................         130,000                             *              *
  Forrest M. Conley, Jr.....................          30,000                             *              *
  David W. Wehlmann.........................           4,000                             *              *
  Gary D. Lee...............................           1,000                             *              *
  Donald J. Guedry..........................           4,000                             *              *
  John D. Peterson, Jr......................       --                                    --            --
  Ivar Siem(7)..............................      18,251,605            2,759,000        12.0%          9.4%
  William R. Ziegler(8).....................      35,503,978(3)         5,527,000        23.4%         18.2%
  William T. Donovan........................         585,938                             *              *
  Lucien Flournoy(9)........................       5,132,055              801,000         3.4%          2.6%
  Peter M. Holt.............................         175,000                             *              *
  James K. B. Nelson........................       4,694,091                              3.1%          2.9%
  Roy T. Oliver, Jr.(10)....................      14,890,614(3)         3,413,000         9.8%          7.0%
  Steven A. Webster(8)......................      35,499,978(3)         5,527,000        23.4%         18.2%
  Directors and Executive Officers as a
     group (17 persons named
     above)(5)-(10).........................      80,359,181           12,500,000        52.3%         40.8%

---------------

  *  Less than 1%.


 (1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to securities. Shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of September 30, 1997 are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person's percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.



 (2) Shares beneficially owned prior to the Offering includes 29,962,223 shares that are held by Somerset Drilling Associates, L.L.C., an affiliate of Somerset Capital Partners. Number of shares offered includes 5,527,000 shares that are offered by Somerset Drilling Associates, L.L.C.


 (3) Does not include shares of Common Stock that may be acquired upon the exercise of warrants to purchase Common Stock. The right to exercise such warrants are contingent upon the occurrence of events not within the control of the holder of such warrants.


 (4) Shares beneficially owned prior to the Offering includes 17,685,605 shares owned by Norex Drilling, Ltd., an affiliate of Norex. Number of shares offered includes 2,759,000 shares that are offered by Norex Drilling, Ltd.



 (5) Shares beneficially owned prior to the Offering for certain officers and directors include the following options to purchase Common Stock: Mr. Richards, 700,000; Mr. O'Keefe, 37,500; Mr. Sadler, 123,400; Mr. McBride, 130,000; Mr. Conley, 30,000; Mr. Wehlmann, 4,000; Mr. Guedry, 4,000; Mr.
     Siem, 566,000; Mr. Ziegler, 75,000; Mr. Holt, 75,000; Mr. Oliver, 75,000;
     Mr. Webster, 75,000.



 (6) Shares beneficially owned prior to the Offering includes 400,000 shares which a limited partnership affiliated with Mr. Richards has the right to acquire upon exercise of stock options. Mr. Richards disclaims beneficial ownership of these shares.



 (7) Shares beneficially owned prior to the Offering includes 17,685,605 shares beneficially owned by Norex, an affiliate of Mr. Siem. Number of shares offered includes 2,759,000 shares offered by Norex Drilling, Ltd., an affiliate of Mr. Siem. Mr. Siem disclaims beneficial ownership of all such shares.



 (8) Shares beneficially owned prior to the Offering includes 35,423,978 shares beneficially owned by Somerset Capital Partners, an affiliate of Mr. Ziegler and Mr. Webster. Number of shares offered includes 5,527,000 shares offered by Somerset Drilling Associates, L.L.C., an affiliate of Mr. Ziegler and Mr. Webster. Mr. Ziegler and Mr. Webster disclaim beneficial ownership of all such shares.



 (9) Shares beneficially owned prior to the Offering includes 4,500,000 shares owned by Flournoy Family Properties, Ltd. and 75,594 shares owned by Maxine Flournoy, affiliates of Mr. Flournoy. Number of shares offered includes 801,000 shares offered by Flournoy Family Properties, Ltd. Mr. Flournoy disclaims beneficial ownership of all such shares.



(10) Shares beneficially owned prior to the Offering includes 2,660,002 shares owned by U.S. Rig & Equipment, Inc. and 41,049 shares owned by Regional Operations Group, Inc., affiliates of Mr. Oliver. Mr. Oliver disclaims beneficial ownership of all such shares.

                        SHARES AVAILABLE FOR FUTURE SALE


     As of September 30, 1997, the Company had 151,835,391 shares of Common Stock outstanding, 244,800 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Redeemable Preferred Stock, par value $1.00 per share (the "Series A Preferred"), and 6,047,000 shares issuable upon the exercise of outstanding warrants and options. Certain shares of outstanding Common Stock (the "Restricted Shares") may only be sold subject to certain restrictions imposed by Rules 144 and 145 under the Securities Act. However, certain of the Restricted Shares may currently be sold by shareholders of the Company pursuant to the Resale Shelf. The Restricted Shares may also become eligible for sale pursuant to Rules 144 and 145 under the Securities Act. Substantially all the Restricted Shares that are not covered by the Resale Shelf benefit from currently unexercised registration rights, although the Company may, pursuant to certain of its registration rights agreements, limit the timing, volume or manner of sale of such shares or halt selling of such shares altogether for a limited period of time. In connection with the Offering, the Company, the Selling Shareholders and certain other shareholders of the Company have agreed with the representatives of the Underwriters, subject to certain exceptions, not to offer to sell, sell, contract to sell, announce their intention to sell, pledge, grant any option for the sale of or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any Common Stock or any securities convertible or exercisable into or exchangeable for any Common Stock, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 120 days from the date of this Prospectus. The following table sets forth certain information regarding the shares of Common Stock currently outstanding.



                                                RESTRICTED SHARES(1)
                                    --------------------------------------------
                                     OFFERED      COVERED BY     NOT COVERED BY    UNRESTRICTED
             HELD BY                HEREBY(2)    RESALE SHELF   RESALE SHELF(3)     SHARES(4)        TOTAL
             -------                ----------   ------------   ----------------   ------------   -----------
Selling Shareholders..............  12,500,000    40,168,892       14,926,605               --     67,595,497
All other shareholders............          --    27,311,026       10,025,376       46,903,492     84,239,894
                                    ----------    ----------       ----------       ----------    -----------
          Total...................  12,500,000    67,479,918       24,951,981       46,903,492    151,835,391
                                    ==========    ==========       ==========       ==========    ===========


---------------


(1) Excludes shares issuable upon conversion of the Series A Preferred or the exercise of warrants or options.



(2) Excludes 1,875,000 shares that may be sold upon exercise of the Underwriters' option to cover over-allotments.



(3) Substantially all the shares benefit from currently unexercised registration rights.



(4) Currently tradeable without restriction.



     The Company also has outstanding three registration statements on Form S-8 to register the issuance of up to an aggregate of 9,750,000 shares of Common Stock upon the exercise of options outstanding under the Company's 1982 Stock Option and Long-Term Incentive Plan for Key Employees, 1987 Stock Option Plan for Non-Employee Directors and 1996 Employee Stock Option Plan (collectively, the "Option Plans"). At present, there are outstanding under the Option Plans or otherwise options to purchase a total of 5,557,400 shares of Common Stock, of which options to purchase 1,922,200 shares are currently exercisable. Shares issued upon the exercise of such options will generally be available for immediate resale, subject to the restrictions of Rule 144 as to sales by affiliates of the Company. The shares of Common Stock issuable upon conversion of the Series A Preferred will be subject to the applicable restrictions of Rule
144. In connection with the Flournoy Acquisition, the company is contingently obligated to issue additional shares of Common Stock to the shareholders of Flournoy in the event of a significant decline in the price of the Company's Common Stock. The Company estimates that no additional shares would be issuable to the Flournoy shareholders unless the price of the Company's Common Stock declines below $0.50 per share before January 31, 1998.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             , 1997 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, BT Alex. Brown Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Howard, Weil, Labouisse, Friedrichs Incorporated, and Johnson Rice & Company L.L.C. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock:

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ----------
Credit Suisse First Boston Corporation......................
BT Alex. Brown Incorporated.................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Howard, Weil, Labouisse, Friedrichs Incorporated............
Johnson Rice & Company L.L.C. ..............................
                                                              ----------
          Total.............................................  25,000,000
                                                              ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Shareholders have granted to the Underwriters options, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,875,000 additional shares from the Company and an aggregate of up to 1,875,000 additional shares from the Selling Shareholders at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such options may be exercised only to cover over-allotments in the sale of the Shares. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the Shares offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of
$          per share, and the Underwriters and such dealers may allow a discount
of $          per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, will receive greater than 10% of the net proceeds of the Offering as repayment of indebtedness owed to it by the Company. Accordingly, the Offering is being conducted pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD").

     As of September 25, 1997, certain affiliates and employees of Donaldson, Lufkin & Jenrette Securities Corporation owned indirectly 4,890,326 shares of Common Stock in the aggregate, which represented 3.22% of the outstanding shares of Common Stock of the Company on such date, of which 892,857 shares are anticipated to be sold in the Offering.

     The Company and the Selling Shareholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any additional shares of Common Stock of securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 120 days from the date of this Prospectus, except (i) sales of Shares offered in the Offering, (ii) issuances of Common Stock by the Company pursuant to the exercise of employee stock options outstanding on the date of this Prospectus or
(iii) issuances of Common Stock in specified acquisitions.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the AMEX or otherwise and, if commenced, may be discontinued at any time.


                          NOTICE TO CANADIAN RESIDENTS



RESALE RESTRICTIONS



     The distribution of the Shares in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Shares are effected. Accordingly, any resale of the Shares in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Shares.



REPRESENTATIONS OF PURCHASERS



     Each purchaser of Shares in Canada who receive a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Shares without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "-- Resale Restrictions."



RIGHTS OF ACTION (ONTARIO PURCHASERS)



     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.



ENFORCEMENT OF LEGAL RIGHTS



     All of the Company's directors and officers, the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.



NOTICE TO BRITISH COLUMBIA RESIDENTS



     A purchaser of Shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Shares acquired by such purchaser pursuant to this Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Shares acquired on the same date and under the same prospectus exemption.



TAXATION AND ELIGIBILITY FOR INVESTMENT



     Canadian purchasers of Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Shares in the particular circumstances and with respect to the eligibility of the Shares for investment by the purchaser under the relevant Canadian legislation.


                                 LEGAL MATTERS

     The legality of the Shares being offered hereby will be passed upon for the Company by Porter & Hedges, L.L.P., Houston, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996, and for the year then ended have been incorporated by reference herein and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements incorporated in this Prospectus by reference as of and for the year ended December 31, 1995, and the nine month period ended December 31, 1994, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The audited financial statements of Grey Wolf Drilling Company incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement (defined herein), as well as such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, 13th Floor New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a site on the World Wide Web that contains certain documents filed with the Commission electronically. The address of such site is http://www.sec.gov and the Registration Statement may be inspected at such site. The Common Stock is listed and traded on the AMEX and certain of the Company's reports, proxy statements and other information can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus (or in any document incorporated into this Prospectus by reference) as to the contents of any contract or other document referred to herein (or therein) are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (Commission File No. 1-8226) or the Securities Act, are incorporated herein by reference and made a part of this Prospectus:

        1. Annual Report on Form 10-K for the fiscal year ended December 31,
           1996.

        2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

        3. Definitive Proxy Statement for the 1997 Annual Meeting of Shareholders held May 14, 1997.


        4. The description of Common Stock contained in the Current Report on Form 8-K filed October 6, 1997.


        5. Definitive Information Statement pursuant to Section 14(c) of the Exchange Act filed August 22, 1997.


        6. Current Reports on Form 8-K filed: January 13, 1997, February 3, 1997 (as amended by Form 8-K/A filed April 15, 1997); March 10, 1997; May 16, 1997; August 22, 1997; and September 19, 1997; September 30, 1997
           and October 6, 1997.


        7. The historical financial statements of Grey Wolf Drilling Company contained in the prospectus dated June 23, 1997 relating to the Company's registration statement on Form S-3 (Registration Statement No. 333-26519).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Additionally, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or

15(d) of the Exchange Act after the date of the initial Registration Statement and prior to effectiveness of the Registration Statement shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the respective dates of filing of such documents.

     Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents or information referred to above that have been or may be incorporated by reference in this Prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests should be directed to the corporate secretary, Grey Wolf, Inc., 10370 Richmond Avenue, Suite 600, Houston, Texas 77042-4136, telephone (713) 435-6100.

--------------------------------------------------------------------------------
     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................    10
Forward-Looking Statements............    15
Use of Proceeds.......................    16
Capitalization........................    17
Dilution..............................    18
Price Range of Common Stock and
  Dividend Policy.....................    19
Unaudited Pro Forma Consolidated
  Financial Data......................    20
Selected Financial Data...............    26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    28
Business..............................    39
Management............................    53
Principal and Selling Shareholders....    56
Shares Available for Future Sale......    58
Underwriting..........................    59
Notice to Canadian Residents..........    60
Legal Matters.........................    61
Experts...............................    61
Available Information.................    62
Incorporation of Certain Documents by
  Reference...........................    62

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                             [GREY WOLF, INC. LOGO]

                                GREY WOLF, INC.
                               25,000,000 Shares
                                  Common Stock
                                ($.10 par value)

                                   PROSPECTUS


                           CREDIT SUISSE FIRST BOSTON

                                 BT ALEX. BROWN

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                 HOWARD, WEIL,
                             LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                         JOHNSON RICE & COMPANY L.L.C.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by the Company in connection with the offering of the Shares to be registered and offered hereby are as follows:

Commission Registration Fee.................................  $ 63,163
NASD Fee....................................................    21,344
Printing Expenses...........................................   100,000
Legal Fees and Expenses.....................................   200,000
Blue Sky Fees and Expenses..................................    10,000
Accounting Fees and Expenses................................    75,000
Miscellaneous...............................................    30,493
                                                              --------
  Total.....................................................  $500,000
                                                              ========

     All such expenses are estimated except for the Commission registration fee and the NASD fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, the articles of incorporation of a Texas corporation may provide that a director of that corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for acts or omissions in the director's capacity as a director, except that the articles of incorporation cannot provide for the elimination or limitation of liability of a director to the extent that the director is found liable for (i) a breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith that constitute a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law,
(iii) any transaction from which the director received an improper benefit, or
(iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. Article XII of the Registrant's Articles of Incorporation, as amended, states that a director of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages except to the extent otherwise expressly provided by the statutes of the State of Texas.

     In addition, Article 2.02-1 of the Texas Business Corporation Act (the "TBCA") authorizes a Texas corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding, including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative because the person is or was a director. The TBCA provides that unless a court of competent jurisdiction determines otherwise, indemnification is permitted only if it is determined that the person (1) conducted himself in good faith; (2) reasonably believed (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A person may be indemnified under
Article 2.02-1 of the TBCA against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person (including court costs and attorneys' fees), but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by him, the indemnification is limited to reasonable expenses actually incurred and shall not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation is obligated under Article 2.02-1 of the TBCA to indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. Under Article 2.02-1 of the TBCA a corporation may

(i) indemnify and advance expenses to an officer, employee, agent or other persons who are or were serving at the request of the corporation as a director, officer, partner venturer, proprietor, trustee, employee, agent or similar functionary of another entity to the same extent that it may indemnify and advance expenses to its directors, (ii) indemnify and advance expenses to directors and such other persons identified in (i) to such further extent, consistent with law, as may be provided in the corporation's articles of incorporation, bylaws, action of its board of directors, or contract or as permitted by common law and (iii) purchase and maintain insurance or another arrangement on behalf of directors and such other persons identified in (i) against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person.

     The Bylaws of the Registrant set forth specific provisions for indemnification of directors, officers, agents and other persons which are substantially identical to the provisions of Article 2.02-1 of the TBCA described above.


     The Registrant maintains directors' and officers' insurance. The Company has entered into agreements to indemnify certain of its executive officers regarding liabilities that may result from such officer's service as an officer or director of the Company.


ITEM 21. EXHIBITS

     The exhibits listed in the Exhibit Index below are filed as part of the Registration Statement:

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1+           -- Form of Underwriting Agreement.
          2.1            -- Agreement and Plan of Merger dated May 7, 1996, among DI
                            Industries, Inc., DI Merger Sub, Inc., Roy T. Oliver,
                            Jr., Mike L. Mullen, R.T. Oliver, Inc. and Land Rig
                            Acquisition Corp. (incorporated herein by reference to
                            Exhibit 2.1 to Registration Statement No. 333-6077).
          2.1.1          -- Amendment to Agreement and Plan of Merger dated May 7,
                            1996, among DI Industries, Inc., DI Merger Sub, Inc., Roy
                            T. Oliver, Jr., Mike L. Mullen, R.T. Oliver, Inc. and
                            Land Rig Acquisition Corp. (incorporated herein by
                            reference to Exhibit 2.1.1 to Registration Statement No.
                            333-6077).
          2.1.2          -- Second Amendment to Agreement and Plan of Merger dated
                            July 26, 1996, among DI Industries, Inc., DI Merger Sub,
                            Inc., Roy T. Oliver, Jr., Mike L. Mullen, R.T. Oliver,
                            Inc. and Land Rig Acquisition Corp. (incorporated herein
                            by reference to Exhibit 2.1.2 to Amendment No. 1 to
                            Registration Statement No. 333-6077).
          2.2            -- Agreement and Plan of Merger dated May 7, 1996, among DI
                            Industries, Inc. and Somerset Investment Corp.
                            (incorporated herein by reference to Exhibit 2.2 to
                            Registration Statement No. 333-6077).
          2.2.1          -- Amendment to Agreement and Plan of Merger dated May 7,
                            1996, among DI Industries, Inc. and Somerset Investment
                            Corp. (incorporated herein by reference to Exhibit 2.2.1
                            to Registration Statement No. 333-6077).
          2.2.2          -- Second Amendment to Agreement and Plan of Merger dated
                            July 26, 1996, among DI Industries, Inc. and Somerset
                            Investment Corp. (incorporated herein by reference to
                            Exhibit 2.2.2 to Amendment No. 1 to Registration
                            Statement No. 333-6077).
          2.3            -- Asset Purchase Agreement dated October 3, 1996, by and
                            between DI Industries, Inc. and Meritus, Inc., a Texas
                            corporation, Mesa Rig 4 L.L.C., a Texas limited liability
                            company, Mesa Venture, a Texas general partnership, and
                            Mesa Drilling, Inc., a Texas corporation (incorporated
                            herein by reference to Exhibit 2.1 to Registration
                            Statement No. 333-14783).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          2.4            -- Asset Purchase Agreement dated November 12, 1996, between
                            Diamond M Onshore, Inc. and Drillers, Inc. (incorporated
                            herein by reference to Exhibit 2.1 to Form 8-K dated
                            December 30, 1996).
          2.4.1          -- Letter Agreement dated December 31, 1996, between Diamond
                            M Onshore and Drillers, Inc. amending the Asset Purchase
                            Agreement (incorporated herein by reference to Exhibit
                            2.2 to Form 8-K dated December 30, 1996).
          2.5            -- Asset Purchase Agreement dated December 31, 1996, by and between Flournoy Drilling Company and Drillers, Inc.
                            (incorporated herein by reference to Exhibit 2.1 to Form
                            8-K dated January 31, 1996).
          2.6            -- Agreement and Plan of Merger dated March 7, 1997, by and among DI Industries, Inc., Drillers Inc., and Grey Wolf
                            Drilling Company including form of Escrow Agreement, form
                            of Trust Under Grey Wolf Drilling Company Deferred
                            Corporation Plan, and form of Grey Wolf Drilling Company
                            Deferred Compensation Plan (incorporated herein by
                            reference to Exhibit 10.1 to Form 8-K dated March 10,
                            1997).
          2.6.1          -- Amendment No. 1 to Agreement and Plan of Merger by and
                            among DI Industries, Inc., Drillers Inc. and Grey Wolf
                            Drilling Company (incorporated by reference from Appendix
                            A to the Prospectus included in Form S-4 Registration
                            Statement of DI Industries, Inc., Registration No.
                            333-26519).
          2.7            -- Asset Purchase Agreement dated September 15, 1997 by and between Justiss Oil Company, Inc. and Grey Wolf Drilling
                            Company (incorporated by reference from Exhibit 99.1 to
                            Form 8-K filed September 19, 1997).
          3.1+           -- Articles of Incorporation, as amended.
          3.2*           -- Bylaws
          4.1*           -- Specimen certificate for Common Stock.
          5.1+           -- Opinion of Porter & Hedges, L.L.P.
         23.1*           -- Consent of KPMG Peat Marwick LLP.
         23.2*           -- Consent of Deloitte & Touche LLP.
         23.3*           -- Consent of Arthur Andersen LLP.
         23.4+           -- Consent of Porter & Hedges, L.L.P. (included in their
                            opinion filed as Exhibit 5.1 hereto).
         24.1++          -- Power of Attorney (included on signature page).


---------------

 * Filed herewith.
 + To be filed by amendment

++ Previously filed


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 3, 1997.


                                            GREY WOLF, INC.


                                            By:    /s/ T. SCOTT O'KEEFE
                                              ----------------------------------

                                                      T. Scott O'Keefe,
                                                  Senior Vice President and
                                                   Chief Financial Officer


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on October 3, 1997.



                      SIGNATURE                                            TITLE
                      ---------                                            -----

              * /s/ THOMAS P. RICHARDS                     President and Chief Executive Officer
-----------------------------------------------------
                 Thomas P. Richards

                /s/ T. SCOTT O'KEEFE                     Senior Vice President and Chief Financial
-----------------------------------------------------                     Officer
                  T. Scott O'Keefe

               * /s/ DAVID W. WEHLMANN                         Vice President and Controller
-----------------------------------------------------
                  David W. Wehlmann

                   * /s/ IVAR SIEM                           Chairman of the Board and Director
-----------------------------------------------------
                      Ivar Siem

              * /s/ WILLIAM R. ZIEGLER                    Vice Chairman of the Board and Director
-----------------------------------------------------
                 William R. Ziegler

              * /s/ WILLIAM T. DONOVAN                                    Director
-----------------------------------------------------
                 William T. Donovan

                * /s/ LUCIEN FLOURNOY                                     Director
-----------------------------------------------------
                   Lucien Flournoy

                 * /s/ PETER M. HOLT                                      Director
-----------------------------------------------------
                    Peter M. Holt

              * /s/ JAMES K. B. NELSON                                    Director
-----------------------------------------------------
                 James K. B. Nelson

              * /s/ ROY T. OLIVER, JR.                                    Director
-----------------------------------------------------
                 Roy T. Oliver, Jr.

               * /s/ STEVEN A. WEBSTER                                    Director
-----------------------------------------------------
                  Steven A. Webster

              *By /s/ T. SCOTT O'KEEFE
  -------------------------------------------------
                  T. Scott O'Keefe
                  Attorney-in-Fact

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1+           -- Form of Underwriting Agreement.
          2.1            -- Agreement and Plan of Merger dated May 7, 1996, among DI
                            Industries, Inc., DI Merger Sub, Inc., Roy T. Oliver,
                            Jr., Mike L. Mullen, R.T. Oliver, Inc. and Land Rig
                            Acquisition Corp. (incorporated herein by reference to
                            Exhibit 2.1 to Registration Statement No. 333-6077).
          2.1.1          -- Amendment to Agreement and Plan of Merger dated May 7,
                            1996, among DI Industries, Inc., DI Merger Sub, Inc., Roy
                            T. Oliver, Jr., Mike L. Mullen, R.T. Oliver, Inc. and
                            Land Rig Acquisition Corp. (incorporated herein by
                            reference to Exhibit 2.1.1 to Registration Statement No.
                            333-6077).
          2.1.2          -- Second Amendment to Agreement and Plan of Merger dated
                            July 26, 1996, among DI Industries, Inc., DI Merger Sub,
                            Inc., Roy T. Oliver, Jr., Mike L. Mullen, R.T. Oliver,
                            Inc. and Land Rig Acquisition Corp. (incorporated herein
                            by reference to Exhibit 2.1.2 to Amendment No. 1 to
                            Registration Statement No. 333-6077).
          2.2            -- Agreement and Plan of Merger dated May 7, 1996, among DI
                            Industries, Inc. and Somerset Investment Corp.
                            (incorporated herein by reference to Exhibit 2.2 to
                            Registration Statement No. 333-6077).
          2.2.1          -- Amendment to Agreement and Plan of Merger dated May 7,
                            1996, among DI Industries, Inc. and Somerset Investment
                            Corp. (incorporated herein by reference to Exhibit 2.2.1
                            to Registration Statement No. 333-6077).
          2.2.2          -- Second Amendment to Agreement and Plan of Merger dated
                            July 26, 1996, among DI Industries, Inc. and Somerset
                            Investment Corp. (incorporated herein by reference to
                            Exhibit 2.2.2 to Amendment No. 1 to Registration
                            Statement No. 333-6077).
          2.3            -- Asset Purchase Agreement dated October 3, 1996, by and
                            between DI Industries, Inc. and Meritus, Inc., a Texas
                            corporation, Mesa Rig 4 L.L.C., a Texas limited liability
                            company, Mesa Venture, a Texas general partnership, and
                            Mesa Drilling, Inc., a Texas corporation (incorporated
                            herein by reference to Exhibit 2.1 to Registration
                            Statement No. 333-14783).
          2.4            -- Asset Purchase Agreement dated November 12, 1996, between
                            Diamond M Onshore, Inc. and Drillers, Inc. (incorporated
                            herein by reference to Exhibit 2.1 to Form 8-K dated
                            December 30, 1996).
          2.4.1          -- Letter Agreement dated December 31, 1996, between Diamond
                            M Onshore and Drillers, Inc. amending the Asset Purchase
                            Agreement (incorporated herein by reference to Exhibit
                            2.2 to Form 8-K dated December 30, 1996).
          2.5            -- Asset Purchase Agreement dated December 31, 1996, by and between Flournoy Drilling Company and Drillers, Inc.
                            (incorporated herein by reference to Exhibit 2.1 to Form
                            8-K dated January 31, 1996).
          2.6            -- Agreement and Plan of Merger dated March 7, 1997, by and among DI Industries, Inc., Drillers Inc., and Grey Wolf
                            Drilling Company including form of Escrow Agreement, form
                            of Trust Under Grey Wolf Drilling Company Deferred
                            Corporation Plan, and form of Grey Wolf Drilling Company
                            Deferred Compensation Plan (incorporated herein by
                            reference to Exhibit 10.1 to Form 8-K dated March 10,
                            1997).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          2.6.1          -- Amendment No. 1 to Agreement and Plan of Merger by and
                            among DI Industries, Inc., Drillers Inc. and Grey Wolf
                            Drilling Company (incorporated by reference from Appendix
                            A to the Prospectus included in Form S-4 Registration
                            Statement of DI Industries, Inc., Registration No.
                            333-26519).
          2.7            -- Asset Purchase Agreement dated September 15, 1997 by and between Justiss Oil Company, Inc. and Grey Wolf Drilling
                            Company (incorporated by reference from Exhibit 99.1 to
                            Form 8-K filed September 19, 1997).
          3.1+           -- Articles of Incorporation, as amended.
          3.2*           -- Bylaws
          4.1*           -- Specimen certificate for Common Stock.
          5.1+           -- Opinion of Porter & Hedges, L.L.P.
         23.1*           -- Consent of KPMG Peat Marwick LLP.
         23.2*           -- Consent of Deloitte & Touche LLP.
         23.3*           -- Consent of Arthur Andersen LLP.
         23.4+           -- Consent of Porter & Hedges, L.L.P. (included in their
                            opinion filed as Exhibit 5.1 hereto).
         24.1++          -- Power of Attorney (included on signature page).


---------------

 * Filed herewith.
 + To be filed by amendment

++ Previously filed